Ghost Boards, Inc.



ANNUAL REPORT

844 South 800 West Suite 209

Pleasant Grove, UT 84062

(801) 599-7447

https://ghostboards.com/

This Annual Report is dated May 15, 2024.

BUSINESS

Ghost Boards is a unique take on the traditional longboard. Our boards are clear and completely customizable, from the artwork engraved on the board to the truck colors and the type and color of the wheels. We make our boards to order each day, so our production schedule can easily be modified to accommodate any type of order, whether it be a custom board for an online customer or an order of 150 branded boards for a local business. We have a retail store in Utah where we can meet our customers and understand what they are looking for, and they can see and ride our unusual boards. We also have a wholesale business, and can provide our top-selling boards to retail stores all over the world, or custom designed boards to stores and business wanting to promote their brand.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $63,948.45

Number of Securities Sold: 700,000

Use of proceeds: Conversion of founder membership units to founder common stock upon entity conversion from LLC to C-Corp

Date: May 12, 2023

Offering exemption relied upon: Section 3(a)(9)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $2,580,608 compared to $1,267,798 in fiscal year 2022.

The decline in revenue can be attributed to a few factors. The skateboard/longboard market as a whole was in decline during 2022, primarily due to high inflation with groceries, utilities and gasoline and the corresponding decrease in discretionary income. Smaller factors include our rebrand from Ghost Longboard to Ghost Boards, some confusion with the launch of our new website, and some supply-chain issues.

Cost of sales

Cost of Gross Sales for fiscal year 2021 was $1,454,920 compared to $383,898 in fiscal year 2022.

Decrease because the company was re-organized from Ghost Long Board to Ghost Boards. We spent the year on changing company name, focus, and preparing to build wholesale business.

Gross Margins

Gross margins for fiscal year 2021 were $2,452,906.64 compared to $1,024,861.73 in fiscal year 2022.

$2,580,608 - 1,454,920 / 2,580,608 = .4362

$1,227,095 - 383,898 / 1,227,095 = .6871

Gross margins increased from 2021 to 2022 due to a variety of factors: Reduction in cost of materials, reduction in payroll expense due to fewer employees and increased efficiencies, elimination of outsourcing manufacturing costs, and the lack of start-up costs like those incurred in 2021.

Expenses

Expenses for fiscal year 2021 were $839,207 compared to $560,437 in fiscal year 2022.

Expenses were less in 2022 because the reduction in sales led to fewer employee, maintenance and upkeep, and operating costs than we had in 2021.

Historical results and cash flows:

The Company is currently in the growth mode. We have made the adjustments to our cost per board, organized flow of our operations, and streamlined our processes. We have spent cashflow on inventory and built out of our retail and wholesale channels.

We anticipate returning to previous levels of profitability. We experienced a decrease in sales in 2022 due to high inflation and the accompanying decrease in disposable income - a trend that was felt across the sporting goods industry - but anticipate that sales will rebound as we grow our wholesale and B2B marketplaces. As we increase our visibility in the eyes of consumers by expanding our retail presence, we expect that sales and income will increase. We believe we are poised for growth with a new website, Amazon makeover, and wholesale rep groups.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $42,275.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Advanced Machinery Systems, Inc.

Amount Owed: $43,433.68

Interest Rate: 5.06%

Maturity Date: June 30, 2025

The Company has entered into a financing lease agreement with Advanced Machinery Systems, Inc. for renting the equipment. The lease periods expiring in June 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. Amount owed calculated as of 12/31/2022.

Creditor: Wildcat Business Park LLC

Amount Owed: $248,864.00

Interest Rate: 0.0%

Maturity Date: August 31, 2025

The Company has entered into an operating lease agreement with Wildcat Business Park LLC to rent the industrial warehouse space located at 844 South 800 West, Suite 209, Pleasant Grove, UT 84062. The lease period expire on

August 31, 2025. Amount owed calculated as of 12/31/2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Brent Johnson

David Brent Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: April, 2017 - Present

Responsibilities: Brent is the creative director, responsible for board design and apparel design. He also manages the production, assembly and shipping of longboards. Brent receives $72,000 in annual salary plus bonuses based on sales. Brent owns 26.67% of the equity in the company.

Position: Secretary

Dates of Service: May, 2023 - Present

Responsibilities: Minutes and record keeping

Position: Board Member

Dates of Service: May, 2023 - Present

Responsibilities: Serve on the board of directors.

Name: Russell Dee Warner

Russell Dee Warner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: January, 2011 - Present

Responsibilities: Russ is the CEO of Ghost Boards. He manages the overall business operations, vision, and path. Russ receives an annual salary of $72,000. Russ owns 73.33% of the equity in the company.

Position: Chief Financial Officer

Dates of Service: May, 2023 - Present

Responsibilities: Financials and inventory

Position: Board Member

Dates of Service: May, 2023 - Present

Responsibilities: Serve on the board of directors.

Other business experience in the past three years:

Employer: City First Mortgage Services, LLC

Title: National Sales Director

Dates of Service: August, 2016 -January 2024

Responsibilities: Russ's responsibilities are to meet with department heads and receive their reports regarding onboarding and new hires.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Russell Dee Warner

Amount and nature of Beneficial ownership: 525,000

Percent of class: 75.0

Title of class: Common Stock

Stockholder Name: David Brent Johnson

Amount and nature of Beneficial ownership: 175,000

Percent of class: 25.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,977 of Common Stock.

Common Stock

The amount of security authorized is 1,050,000 with a total of 700,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the longboard and skateboard industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for longboards and skateboards. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 15, 2024.

Ghost Boards, Inc.

By   /s/ *Russell Warner*

Name: <u>Ghost Boards, Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Ghost Boards LLC

Profit and Loss by Month

January - December 2022

	TOTAL
Income	
4000 Sales	
4010 E-Commerce	853,285.52
4020 Wholesale	139,459.95
4030 Retail	261,058.89
4040 Shipping Income	111,109.50
4050 Discounts/Refunds Given	-97,116.28
Total 4000 Sales	**1,267,797.58**
Total Income	**$1,267,797.58**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Components	257,316.51
5030 Materials	130,285.71
5040 Warehouse Manufacturing Supplies	31,373.85
5045 Freight In	117,832.51
5050 Shipping	147,639.15
5060 Merchant Fees	69,209.78
5080 Direct Labor	
5081 Direct Labor Wages	118,948.93
5082 Direct Labor Taxes	11,330.48
5083 Direct Labor Payroll Fees	4,960.84
Total 5080 Direct Labor	**135,240.25**
Total 5000 Cost of Goods Sold	**888,897.76**
Total Cost of Goods Sold	**$888,897.76**
GROSS PROFIT	**$378,899.82**
Expenses	
6000 Payroll Expenses	
6005 Wages	36,907.81
6010 Taxes	3,381.86
6020 Payroll Fees	1,886.23
Total 6000 Payroll Expenses	**42,175.90**
6030 Contractors	42,049.28
6050 Advertising & Marketing	154,729.07
6060 Trade Show Expenses	4,465.88
6100 Office/General Administrative Expenses	
6105 Dues & subscriptions	4,785.27
6110 Repairs & Maintenance	2,604.01
6120 Office Supplies & Software	21,681.69
6125 Meals & Entertainment	5,763.71
Total 6100 Office/General Administrative Expenses	**34,834.68**

Ghost Boards LLC

Profit and Loss by Month

January - December 2022

	TOTAL
6200 Occupancy	
6205 Rent & Lease	168,292.56
6207 Rent/Lease CAM & Tax	3,650.00
6215 Utilities	31,456.66
Total 6200 Occupancy	**203,399.22**
6250 Charitable Contributions	300.00
6260 Tools and Parts	674.57
6300 Bank Charges & Fees	5,370.93
6400 Insurance	34,253.60
6600 Taxes & Licenses	5,107.14
6700 Travel	6,036.94
6730 Car & Truck	-1,230.00
6800 Professional Services	
6801 Accounting	46,494.35
6802 Consulting	3,959.25
6803 Legal	3,445.95
6804 App Development	1,792.36
Total 6800 Professional Services	**55,691.91**
Total Expenses	**$587,859.12**
NET OPERATING INCOME	**$ -208,959.30**
Other Income	
8000 Other Income	4,629.27
Total Other Income	**$4,629.27**
Other Expenses	
8200 Interest Paid	14,419.07
9000 Depreciation	36,889.39
9100 Exchange Gain or Loss	1,518.08
9999 Prior Period Adjustments	-3,060.00
Total Other Expenses	**$49,766.54**
NET OTHER INCOME	**$ -45,137.27**
NET INCOME	**$ -254,096.57**

Ghost Boards LLC

Profit and Loss by Month

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
4000 Sales													$0.00
4010 E-Commerce	69,190.58	64,490.26	80,950.71	90,888.35	84,764.71	77,496.01	69,568.64	56,587.36	38,266.93	38,962.46	82,173.28	99,946.23	$853,285.52
4020 Wholesale	1,955.00	16,563.00		31,675.85	6,953.20	11,070.00	17,754.00	2,417.50	21,331.00	12,983.00	11,358.40	5,399.00	$139,459.95
4030 Retail	13,225.98	16,769.65	22,827.71	27,817.62	23,962.04	16,025.16	22,295.13	29,646.03	14,126.56	17,101.30	29,146.35	28,115.36	$261,058.89
4040 Shipping Income	10,342.84	9,398.77	12,671.73	11,523.43	12,758.78	11,232.91	8,414.75	7,315.78	3,877.84	3,963.69	8,840.94	10,768.04	$111,109.50
4050 Discounts/Refunds Given	-11,117.17	-9,160.36	-9,016.91	-8,745.39	-7,131.23	-6,150.28	-7,073.45	-5,100.50	-3,421.60	-2,973.89	-13,166.77	-14,058.73	$ -97,116.28
Total 4000 Sales	**83,597.23**	**98,061.32**	**107,433.24**	**153,159.86**	**121,307.50**	**109,673.80**	**110,959.07**	**90,866.17**	**74,180.73**	**70,036.56**	**118,352.20**	**130,169.90**	**$1,267,797.58**
Total Income	**$83,597.23**	**$98,061.32**	**$107,433.24**	**$153,159.86**	**$121,307.50**	**$109,673.80**	**$110,959.07**	**$90,866.17**	**$74,180.73**	**$70,036.56**	**$118,352.20**	**$130,169.90**	**$1,267,797.58**
Cost of Goods Sold													
5000 Cost of Goods Sold													$0.00
5010 Components	19,754.59	17,052.84	73,741.35	2,491.10	11,942.37	14,736.12	20,514.84	20,035.20	8,914.50	25,463.41	3,560.58	39,109.61	$257,316.51
5030 Materials	355.91	15,996.47	385.40	31,655.24	16,414.00	5,674.72	3,690.87	19,155.93	2,771.78	25,596.59	5,471.75	3,117.05	$130,285.71
5040 Warehouse Manufacturing Supplies	-554.25	2,351.20	16.66	1,838.62	7,997.31	1,106.31	435.57	3,257.39	4,656.42	2,060.89	4,588.72	3,619.01	$31,373.85
5045 Freight In	7,749.46	9,090.30	9,959.06	14,197.92	11,245.21	10,166.80	10,285.90	8,423.29	7,194.89	6,492.39	10,971.25	12,056.04	$117,832.51
5050 Shipping	35,941.26	16,893.57	10,340.36	14,583.81	15,709.91	9,876.46	11,614.54	8,893.41	5,353.19	3,946.91	3,571.36	10,914.37	$147,639.15
5060 Merchant Fees	5,330.81	5,393.76	5,978.97	6,346.29	5,307.00	6,562.73	6,229.80	5,291.50	2,853.88	3,785.91	6,246.56	9,882.57	$69,209.78
5080 Direct Labor													$0.00
5081 Direct Labor Wages	13,397.98	10,311.35	10,211.30	9,158.37	10,681.91	13,877.17	12,103.67	9,547.38	5,539.48	6,979.80	7,002.79	10,137.73	$118,948.93
5082 Direct Labor Taxes	1,426.02	1,111.80	1,096.78	985.22	1,128.02	1,460.64	1,296.04	997.66	577.23	727.80	253.06	270.21	$11,330.48
5083 Direct Labor Payroll Fees	386.12	304.60	309.29	291.25	332.98	434.65	384.85	299.38	173.63	219.49	718.59	1,106.01	$4,960.84
Total 5080 Direct Labor	**15,210.12**	**11,727.75**	**11,617.37**	**10,434.84**	**12,142.91**	**15,772.46**	**13,784.56**	**10,844.42**	**6,290.34**	**7,927.09**	**7,974.44**	**11,513.95**	**$135,240.25**
Total 5000 Cost of Goods Sold	**83,787.90**	**78,505.89**	**112,039.17**	**81,547.82**	**80,758.71**	**63,895.60**	**66,556.08**	**75,901.14**	**38,035.00**	**75,273.19**	**42,384.66**	**90,212.60**	**$888,897.76**
Total Cost of Goods Sold	**$83,787.90**	**$78,505.89**	**$112,039.17**	**$81,547.82**	**$80,758.71**	**$63,895.60**	**$66,556.08**	**$75,901.14**	**$38,035.00**	**$75,273.19**	**$42,384.66**	**$90,212.60**	**$888,897.76**
GROSS PROFIT	**$ -190.67**	**$19,555.43**	**$ -4,605.93**	**$71,612.04**	**$40,548.79**	**$45,778.20**	**$44,402.99**	**$14,965.03**	**$36,145.73**	**$ -5,236.63**	**$75,967.54**	**$39,957.30**	**$378,899.82**
Expenses													
6000 Payroll Expenses													$0.00
6005 Wages	2,656.05	3,137.56	2,581.54	1,559.09	1,488.51	2,139.59	2,761.71	5,018.26	3,944.27	3,726.60	3,777.08	4,117.55	$36,907.81
6010 Taxes	302.87	343.59	295.44	170.71	119.96	225.55	301.60	549.49	431.92	397.69	140.82	102.22	$3,381.86
6020 Payroll Fees	81.68	94.14	82.58	49.57	122.91	68.03	87.81	159.58	197.97	46.00	406.05	489.91	$1,886.23
Total 6000 Payroll Expenses	**3,040.60**	**3,575.29**	**2,959.56**	**1,779.37**	**1,731.38**	**2,433.17**	**3,151.12**	**5,727.33**	**4,574.16**	**4,170.29**	**4,323.95**	**4,709.68**	**$42,175.90**
6030 Contractors			125.00	12,900.00	4,650.00	4,200.00	8,390.00	3,518.00	300.00	3,340.00	4,626.28		$42,049.28
6050 Advertising & Marketing	14,635.20	13,869.65	17,540.88	21,845.48	16,907.90	17,770.39	11,344.60	10,177.19	6,232.37	5,535.52	7,591.41	11,278.48	$154,729.07
6060 Trade Show Expenses												4,465.88	$4,465.88
6100 Office/General Administrative Expenses													$0.00
6105 Dues & subscriptions	46.11	1.99	851.22	27.73	280.48	302.32	328.55	895.80	210.02	638.80	615.73	586.52	$4,785.27
6110 Repairs & Maintenance	200.00	1,604.01						200.00		200.00	200.00	200.00	$2,604.01
6120 Office Supplies & Software	1,897.65	1,581.79	4,176.69	4,477.77	1,501.19	1,125.29	1,117.27	2,062.54	647.93	498.19	906.43	1,688.95	$21,681.69
6125 Meals & Entertainment	398.83	558.53	491.06	482.56	326.53	481.23	471.56	656.22	531.79	499.78	386.66	478.96	$5,763.71
Total 6100 Office/General Administrative Expenses	**2,542.59**	**3,746.32**	**5,518.97**	**4,988.06**	**2,108.20**	**1,908.84**	**1,917.38**	**3,814.56**	**1,389.74**	**1,836.77**	**2,108.82**	**2,954.43**	**$34,834.68**
6200 Occupancy													$0.00
6205 Rent & Lease	13,920.57	13,920.57	13,920.57	13,920.57	13,920.57	13,920.57	14,128.19	14,128.19	14,128.19	14,128.19	14,128.19	14,128.19	$168,292.56
6207 Rent/Lease CAM & Tax	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	350.00	300.00	300.00	300.00	$3,650.00
6215 Utilities	2,891.80	3,020.77	2,693.26	2,567.75	2,268.86	1,526.52	2,441.04	2,100.41	5,422.17	2,172.99	1,159.03	3,192.06	$31,456.66
Total 6200 Occupancy	**17,112.37**	**17,241.34**	**16,913.83**	**16,788.32**	**16,489.43**	**15,747.09**	**16,869.23**	**16,528.60**	**19,900.36**	**16,601.18**	**15,587.22**	**17,620.25**	**$203,399.22**
6250 Charitable Contributions						300.00							$300.00
6260 Tools and Parts	188.40	79.01				107.25	274.00		432.95			-407.04	$674.57
6300 Bank Charges & Fees	251.21	378.11	515.76	1,022.91	1,026.87	736.67	97.04	27.01	331.27	695.34	213.09	75.65	$5,370.93
6400 Insurance	2,568.67	-1,698.80	2,929.61	6,403.04	3,090.53	4,161.02	4,291.31	5,734.65	3,375.47	3,479.90	2,986.10	-3,067.90	$34,253.60

Ghost Boards LLC

Profit and Loss by Month

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
6600 Taxes & Licenses	1,699.84	-17.36		3,675.00		-3,902.04	176.25	2,324.65	68.00	509.92	357.25	215.63	$5,107.14
6700 Travel	2,105.72							482.20	2,470.22			978.80	$6,036.94
6730 Car & Truck	-1,800.00			6.09	75.00	45.00	44.70	95.82	303.39				$ -1,230.00
6800 Professional Services													$0.00
6801 Accounting	3,751.61	5,160.14	3,753.99	3,754.52	3,753.21	3,753.99	3,756.37	3,758.75	3,782.91	3,756.90	3,755.06	3,756.90	$46,494.35
6802 Consulting	299.00	299.00	299.00	299.00	299.00	299.00	299.00	299.00	299.00	299.00	670.25	299.00	$3,959.25
6803 Legal					78.00		861.00			2,506.95			$3,445.95
6804 App Development						1,407.00	335.36			50.00			$1,792.36
Total 6800 Professional Services	4,050.61	5,459.14	4,052.99	4,053.52	4,130.21	5,459.99	5,251.73	4,057.75	4,081.91	6,612.85	4,425.31	4,055.90	$55,691.91
Total Expenses	**$46,395.21**	**$42,632.70**	**$50,556.60**	**$73,461.79**	**$50,209.52**	**$48,967.38**	**$51,807.36**	**$52,487.76**	**$43,459.84**	**$42,781.77**	**$42,219.43**	**$42,879.76**	**$587,859.12**
NET OPERATING INCOME	**$ -46,585.88**	**$ -23,077.27**	**$ -55,162.53**	**$ -1,849.75**	**$ -9,660.73**	**$ -3,189.18**	**$ -7,404.37**	**$ -37,522.73**	**$ -7,314.11**	**$ -48,018.40**	**$33,748.11**	**$ -2,922.46**	**$ -208,959.30**
Other Income													
8000 Other Income						4,629.27							$4,629.27
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$4,629.27**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$4,629.27**
Other Expenses													
8200 Interest Paid						157.02	8,604.80	556.33	977.70	1,645.77	1,189.58	1,287.87	$14,419.07
9000 Depreciation	2,949.16	2,949.15	2,949.15	2,949.15	2,949.15	2,949.15	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	$36,889.39
9100 Exchange Gain or Loss										1,393.08		125.00	$1,518.08
9999 Prior Period Adjustments	-3,060.00												$ -3,060.00
Total Other Expenses	**$ -110.84**	**$2,949.15**	**$2,949.15**	**$2,949.15**	**$2,949.15**	**$3,106.17**	**$11,803.88**	**$3,755.41**	**$4,176.78**	**$6,237.93**	**$4,388.66**	**$4,611.95**	**$49,766.54**
NET OTHER INCOME	**$110.84**	**$ -2,949.15**	**$ -2,949.15**	**$ -2,949.15**	**$ -2,949.15**	**$1,523.10**	**$ -11,803.88**	**$ -3,755.41**	**$ -4,176.78**	**$ -6,237.93**	**$ -4,388.66**	**$ -4,611.95**	**$ -45,137.27**
NET INCOME	**$ -46,475.04**	**$ -26,026.42**	**$ -58,111.68**	**$ -4,798.90**	**$ -12,609.88**	**$ -1,666.08**	**$ -19,208.25**	**$ -41,278.14**	**$ -11,490.89**	**$ -54,256.33**	**$29,359.45**	**$ -7,534.41**	**$ -254,096.57**

Ghost Boards LLC

Balance Sheet

As of December 31, 2022

	JAN - DEC 2022
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
1105 Zions Checking (4522)	49,423.52
1110 Zions Old Checking (3083)	5,182.84
1150 WooCommerce Payment Clearing	1,198.72
1155 Affirm Payment Clearing	0.00
1160 PayPal Clearing	9,332.23
1165 Amazon Reserve	11,376.38
1195 Petty Cash	0.00
Total Bank Accounts	**$76,513.69**
Accounts Receivable	
1200 Accounts Receivable (A/R)	17,291.39
Total Accounts Receivable	**$17,291.39**
Other Current Assets	
1300 Inventory	495,256.65
1305 Inventory - Transit	0.00
1310 Capitalized Freight In	0.00
1350 Prepaid Expenses	18,099.07
1390 Uncategorized Asset	0.00
1400 Undeposited Funds	0.00
Total Other Current Assets	**$513,355.72**
Total Current Assets	**$607,160.80**
Fixed Assets	
1510 Machinery & Equipment	106,169.39
1520 Website Development	8,997.50
1600 Accumulated Depreciation	-80,990.13
Total Fixed Assets	**$34,176.76**
Other Assets	
1900 Security Deposits	8,000.00
Total Other Assets	**$8,000.00**
TOTAL ASSETS	**$649,337.56**

Ghost Boards LLC

Balance Sheet

As of December 31, 2022

	JAN - DEC 2022
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	2,232.46
Total Accounts Payable	**$2,232.46**
Credit Cards	
2100 Chase Credit Card	0.00
2101 R. Warner 2246	-25,718.31
2102 C. Halsey 2261	13,964.74
2103 B. Johnson 0875	35,548.56
Total 2100 Chase Credit Card	**23,794.99**
2115 Zions Credit Card (7189)	8,204.09
Total Credit Cards	**$31,999.08**
Other Current Liabilities	
2200 Accrued Payroll	2,766.15
2250 Loan Payable	0.00
2300 Shopify Capital Loan	43,728.55
2330 PayPal Loan	71,153.80
2350 Shopify Gift Card Liability	2,731.45
2360 Sales Tax Liability	3,295.62
2370 Accrued Expenses	0.00
Total Other Current Liabilities	**$123,675.57**
Total Current Liabilities	**$157,907.11**
Long-Term Liabilities	
2510 Equipment Lease Payable	46,335.00
Total Long-Term Liabilities	**$46,335.00**
Total Liabilities	**$204,242.11**
Equity	
3000 Opening Balance Equity	0.00
3100 Owner's Investment	-1,000.00
3110 Owner's Pay & Personal Expenses	-30,479.03
3120 Owner's Draws	
3125 CRL Management, Inc.	-230,645.00
3130 KJ Studios, LLC	-199,380.87
Total 3120 Owner's Draws	**-430,025.87**
3500 Retained Earnings	1,160,696.92
Net Income	-254,096.57
Total Equity	**$445,095.45**
TOTAL LIABILITIES AND EQUITY	**$649,337.56**

Ghost Boards LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-254,096.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-6,961.39
1300 Inventory	49,059.48
1305 Inventory - Transit	121,100.00
1310 Capitalized Freight In	0.00
1350 Prepaid Expenses	-16,773.75
1600 Accumulated Depreciation	36,889.39
2000 Accounts Payable (A/P)	623.03
2101 Chase Credit Card:R. Warner 2246	-24,654.79
2102 Chase Credit Card:C. Halsey 2261	12,076.66
2103 Chase Credit Card:B. Johnson 0875	31,823.93
2115 Zions Credit Card (7189)	-1,593.85
2200 Accrued Payroll	-1,982.35
2250 Loan Payable	0.00
2300 Shopify Capital Loan	43,728.55
2330 PayPal Loan	71,153.80
2350 Shopify Gift Card Liability	241.26
2360 Sales Tax Liability	-821.61
2370 Accrued Expenses	-1,800.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**312,108.36**
Net cash provided by operating activities	**$58,011.79**
INVESTING ACTIVITIES	
1520 Website Development	-8,997.50
Net cash provided by investing activities	**$ -8,997.50**
FINANCING ACTIVITIES	
2510 Equipment Lease Payable	-21,596.00
3125 Owner's Draws:CRL Management, Inc.	-84,000.00
3130 Owner's Draws:KJ Studios, LLC	-86,211.87
Net cash provided by financing activities	**$ -191,807.87**
NET CASH INCREASE FOR PERIOD	**$ -142,793.58**
Cash at beginning of period	219,307.27
CASH AT END OF PERIOD	**$76,513.69**

FOR TAX YEAR 2023

GHOST BOARDS LLC

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300

Draper, UT 84020

(801)891-5713

	Acknowledgement and General Information for Entities That File Returns Electronically	**2023**

Name(s) as shown on return	Tax ID Number
Ghost Boards LLC	**-**2604

Entity address

844 S 800 W

Pleasant Grove, UT 84062

Thank you for participating in IRS e-file.

1. [x] 2023 __1120S__ income tax return for __Federal__ was filed electronically.
The electronic filing services were provided by __Prodigy Accounting LLC__ .

2. [x] __1120S__ income tax return was accepted on __02-17-2024__ using a Personal Identification Number (PIN) as an electronic signature. The entity entered a PIN or authorized the Electronic Return Originator (ERO) to enter or generate a PIN signature.
The submission ID assigned to this return is __8759372024048hrqtwpx__ .

PLEASE DO NOT SEND A PAPER COPY OF ENTITY'S RETURN TO THE IRS. IF YOU DO, IT WILL DELAY THE PROCESSING OF THE RETURN.

EF_ACK.LD

Form **1120-S**	**U.S. Income Tax Return for an S Corporation**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation. Go to *www.irs.gov/Form1120S* for instructions and the latest information.	**2023**

For calendar year 2023 or tax year beginning _____ , 2023, ending _____ , 20____

A S election effective date		**Name** Ghost Boards LLC	**D** Employer identification number
01-01-2021	**TYPE**		85-2122604
B Business activity code number (see instructions)	**OR**	Number, street, and room or suite no. If a P.O. box, see instructions. 844 S 800 W STE 209	**E** Date incorporated 01-01-2021
541990	**PRINT**	City or town, state or province, country, and ZIP or foreign postal code Pleasant Grove UT 84062	**F** Total assets (see instructions) $
C Check if Sch. M-3 attached ☐			

G Is the corporation electing to be an S corporation beginning with this tax year? See instructions. ☐ Yes ☒ No

H Check if: (1) ☒ Final return (2) ☐ Name change (3) ☐ Address change (4) ☐ Amended return (5) ☐ S election termination

I Enter the number of shareholders who were shareholders during any part of the tax year 2

J Check if corporation: (1) ☐ Aggregated activities for section 465 at-risk purposes (2) ☐ Grouped activities for section 469 passive activity purposes

Caution: Include only trade or business income and expenses on lines 1a through 22. See the instructions for more information.

Income

1a	Gross receipts or sales 696,750 **b** Less Returns and allowances _____ **c** Balance	1c	696,750
2	Cost of goods sold (attach Form 1125-A)	2	321,994
3	Gross profit. Subtract line 2 from line 1c	3	374,756
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	4	
5	Other income (loss) (see instructions - attach statement)	5	
6	Total income (loss). Add lines 3 through 5	6	374,756

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions - attach Form 1125-E)	7	
8	Salaries and wages (less employment credits)	8	162,162
9	Repairs and maintenance	9	
10	Bad debts	10	
11	Rents	11	189,456
12	Taxes and licenses . . . . Wks Tax/Lic . .	12	42,954
13	Interest (see instructions)	13	17,430
14	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	14	33,533
15	Depletion (Do not deduct oil and gas depletion.)	15	
16	Advertising	16	84,467
17	Pension, profit-sharing, etc., plans	17	
18	Employee benefit programs	18	
19	Energy efficient commercial buildings deduction (attach Form 7205)	19	
20	Other deductions (attach statement) . . . . Statement #2	20	215,078
21	Total deductions. Add lines 7 through 20	21	745,080
22	Ordinary business income (loss). Subtract line 21 from line 6	22	(370,324)

Tax and Payments

23a	Excess net passive income or LIFO recapture tax (see instructions)	23a		
b	Tax from Schedule D (Form 1120-S)	23b		
c	Add lines 23a and 23b (see instructions for additional taxes)		23c	
24a	Current year's estimated tax payments and preceding year's overpayment credited to the current year	24a		
b	Tax deposited with Form 7004	24b		
c	Credit for federal tax paid on fuels (attach Form 4136)	24c		
d	Elective payment election amount from Form 3800	24d		
z	Add lines 24a through 24d		24z	
25	Estimated tax penalty (see instructions). Check if Form 2220 is attached . . . . . . ☐		25	
26	Amount owed. If line 24z is smaller than the total of lines 23c and 25, enter amount owed		26	
27	Overpayment. If line 24z is larger than the total of lines 23c and 25, enter amount overpaid		27	
28	Enter amount from line 27: Credited to 2024 estimated tax _____ Refunded .		28	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☒ No

Russell D Warner   President
Signature of officer _____ Date _____ Title

Paid Preparer Use Only

Print/Type preparer's name Mary Liz Grow	Preparer's signature	Date 02-17-2024	Check ☐ if self-employed PTIN P03107175
Firm's name Prodigy Accounting LLC			Firm's EIN 86-3985580
Firm's address 1111 E Draper Parkway Suite 300 Draper UT 84020		Phone no. (801) 891-5713	

For Paperwork Reduction Act Notice, see separate Instructions. Form **1120-S** (2023)

Schedule B Other Information (see instructions)

					Yes	No
1	Check accounting method:	a [x] Cash b [ ] Accrual				
		c [ ] Other (specify) _____				
2	See the instructions and enter the:					
a	Business activity ___Sales___	b Product or service ___Sales___				
3	At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation					
4	At the end of the tax year, did the corporation:					
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below					X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if applicable) a Qualified Subchapter S Subsidiary Election Was Made

					Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below					X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

					Yes	No
5 a	At the end of the tax year, did the corporation have any outstanding shares of restricted stock?					
	If "Yes," complete lines (i) and (ii) below.					
	(i) Total shares of restricted stock . . . . _____					
	(ii) Total shares of non-restricted stock . . . . _____					
b	At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments?					
	If "Yes," complete lines (i) and (ii) below.					
	(i) Total shares of stock outstanding at the end of the tax year . . . . _____					
	(ii) Total shares of stock outstanding if all instruments were executed . . . _____					
6	Has this corporation filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?					
7	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . [ ]					
	If checked, the corporation may have to file Form 8281, Information Return for Publicly Offered Original Issue Discount Instruments.					
8	If the corporation (a) was a C corporation before it elected to be an S corporation or the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation, and (b) has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years. See instructions . . . . $ _____					
9	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions					
10	Does the corporation satisfy one or more of the following? See instructions					
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.					
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $29 million and the corporation has business interest expense.					
c	The corporation is a tax shelter and the corporation has business interest expense.					
	If "Yes," complete and attach Form 8990, Limitation on Business Interest Expense Under Section 163(j).					
11	Does the corporation satisfy both of the following conditions?					X
a	The corporation's total receipts (see instructions) for the tax year were less than $250,000.					
b	The corporation's total assets at the end of the tax year were less than $250,000.					
	If "Yes," the corporation is not required to complete Schedules L and M-1.					

EEA   Form 1120-S (2023)

Schedule B	Other Information (see instructions) (continued)		Yes	No
12	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?			
	If "Yes," enter the amount of principal reduction . . . . $ _____			
13	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions			
14 a	Did the corporation make any payments in 2023 that would require it to file Form(s) 1099?			
b	If "Yes," did or will the corporation file required Form(s) 1099?			
15	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?			X
	If "Yes," enter the amount from Form 8996, line 15 . . . . $ _____			
16	At any time during the tax year, did the corporation: (a) receive (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		☐	☐

Schedule K		Shareholders' Pro Rata Share Items		Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 22)	1	(370,324)
	2	Net rental real estate income (loss) (attach Form 8825)	2	
	3a	Other gross rental income (loss) 3a		
	b	Expenses from other rental activities (attach statement) 3b		
	c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4	Interest income	4	
	5	Dividends: a Ordinary dividends	5a	
		b Qualified dividends 5b		
	6	Royalties	6	
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120-S))	7	
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120-S))	8a	
	b	Collectibles (28%) gain (loss) 8b		
	c	Unrecaptured section 1250 gain (attach statement) 8c		
	9	Net section 1231 gain (loss) (attach Form 4797)	9	
	10	Other income (loss) (see instructions) . . . . Type:	10	
Deductions	11	Section 179 deduction (attach Form 4562)	11	
	12a	Charitable contributions	12a	
	b	Investment interest expense	12b	
	c	Section 59(e)(2) expenditures . . . . Type: _____	12c	
	d	Other deductions (see instructions) . . . . Type: _____	12d	
Credits	13a	Low-income housing credit (section 42(j)(5))	13a	
	b	Low-income housing credit (other)	13b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	13c	
	d	Other rental real estate credits (see instructions) . . Type: _____	13d	
	e	Other rental credits (see instructions) . . . . . . Type: _____	13e	
	f	Biofuel producer credit (attach Form 6478)	13f	
	g	Other credits (see instructions) . . . . Type: _____	13g	
Inter-national	14	**Qualified for exception to filing Schedule K-2** Attach Schedule K-2 (Form 1120-S), Shareholders' Pro Rata Share Items - International, and check this box to indicate you are reporting items of international tax relevance . . . . ☐		
Alternative Minimum Tax (AMT) Items	15a	Post-1986 depreciation adjustment	15a	
	b	Adjusted gain or loss	15b	
	c	Depletion (other than oil and gas)	15c	
	d	Oil, gas, and geothermal properties - gross income	15d	
	e	Oil, gas, and geothermal properties - deductions	15e	
	f	Other AMT items (attach statement)	15f	
Items Affecting Shareholder Basis	16a	Tax-exempt interest income	16a	
	b	Other tax-exempt income	16b	
	c	Nondeductible expenses	16c	
	d	Distributions (attach statement if required) (see instructions)	16d	
	e	Repayment of loans from shareholders	16e	
	f	Foreign taxes paid or accrued	16f	

Schedule K	Shareholders' Pro Rata Share Items (continued)		Total amount
Other Information 17a	Investment income	17a	
b	Investment expenses	17b	
c	Dividend distributions paid from accumulated earnings and profits	17c	
d	Other items and amounts (attach statement) Statement #18		
Reconciliation 18	Income (loss) reconciliation. Combine the total amounts on lines 1 through 10. From the result, subtract the sum of the amounts on lines 11 through 12d and 16f	18	(370,324)

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets	194,571		194,571	
b	Less accumulated depreciation	(72,919)	121,652	(106,452)	88,119
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets		121,652		88,119
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year . . .				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more . . .				
21	Other liabilities (attach statement)				
22	Capital stock				
23	Additional paid-in capital				
24	Retained earnings		121,652		88,119
25	Adjustments to shareholders' equity (attach statement) . .				
26	Less cost of treasury stock		( )		( )
27	Total liabilities and shareholders' equity		121,652		88,119

EEA   Form 1120-S (2023)

Schedule M-1   Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books · · · · · · · · ·	(370,324)	5 Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):
2 Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize):		a Tax-exempt interest $ _____
3 Expenses recorded on books this year not included on Schedule K, lines 1 through 12, and 16f (itemize):		6 Deductions included on Schedule K, lines 1 through 12, and 16f, not charged against book income this year (itemize):
a Depreciation $ _____		a Depreciation $ _____
b Travel and entertainment $ _____		
		7 Add lines 5 and 6 · · · · · · · · · · · · ·
4 Add lines 1 through 3 · · · · · · · · · · ·	(370,324)	8 Income (loss) (Schedule K, line 18). Subtract line 7 from line 4	(370,324)

Schedule M-2   Analysis of Accumulated Adjustments Account, Shareholders' Undistributed Taxable Income Previously Taxed, Accumulated Earnings and Profits, and Other Adjustments Account (see instructions)

	(a) Accumulated adjustments account	(b) Shareholders' undistributed taxable income previously taxed	(c) Accumulated earnings and profits	(d) Other adjustments account
1 Balance at beginning of tax year · · · · · · · · · ·	63,590			
2 Ordinary income from page 1, line 22 · · · · · · · ·				
3 Other additions · · · · · · · · · · · · · · · · ·				
4 Loss from page 1, line 22 · · · · · · · · · · · · ·	(370,324)			
5 Other reductions · · · · · · · · · · · · · · · · ·	( )			( )
6 Combine lines 1 through 5 · · · · · · · · · · · · ·	(306,734)			
7 Distributions · · · · · · · · · · · · · · · · · ·				
8 Balance at end of tax year. Subtract line 7 from line 6 ·	(306,734)			

EEA   Form 1120-S (2023)

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

OMB No. 1545-0123

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.

▶ Go to *www.irs.gov/Form1125A* for the latest information.

Name	Employer Identification number
Ghost Boards LLC	85-2122604

1	Inventory at beginning of year	**1**	
2	Purchases	**2**	321,994
3	Cost of labor	**3**	
4	Additional section 263A costs (attach schedule)	**4**	
5	Other costs (attach schedule)	**5**	
6	Total. Add lines 1 through 5	**6**	321,994
7	Inventory at end of year	**7**	
8	Cost of goods sold. Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	**8**	321,994

9a Check all methods used for valuing closing inventory:

    (i) ☐ Cost

    (ii) ☐ Lower of cost or market

    (iii) ☐ Other (Specify method used and attach explanation.)   ▶ _____

  b Check if there was a writedown of subnormal goods   ▶ ☐

  c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970)   ▶ ☐

  d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO   **9d** _____

  e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions   ☐ Yes   ☐ No

  f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation   ☐ Yes   ☐ No

Scanned with CamScanner

671121

Schedule K-1
(Form 1120-S)   **2023**
Department of the Treasury
Internal Revenue Service   For calendar year 2023, or tax year

beginning _____ 2023 _____ ending _____

Shareholder's Share of Income, Deductions, Credits, etc.   See separate Instructions.

Part I	Information About the Corporation

A Corporation's employer identification number
85-2122604

B Corporation's name, address, city, state, and ZIP code
Ghost Boards LLC

844 S 800 W
STE 209
Pleasant Grove   **UT   84062**

C IRS Center where corporation filed return
Ogden

D Corporation's total number of shares
Beginning of tax year 1,000
End of tax year 1,000

Part II	Information About the Shareholder

E Shareholder's identifying number
528-21-6453

F Shareholder's name, address, city, state, and ZIP code
Russell D Warner

4240 Mesquite Way
Pleasant Grove   **UT   84062**

G Current year allocation percentage . . . . . . 75.00000 %

H Shareholder's number of shares
Beginning of tax year 750
End of tax year 750

I Loans from shareholder
Beginning of tax year . . . . $ _____
End of tax year . . . . $ _____

For IRS Use Only

Part III	Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

#	Item	#	Item
1	Ordinary business income (loss) (277,743)	13	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Schedule K-3 is attached if checked . . . . ☐
6	Royalties	15	Alternative minimum tax (AMT) items
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)	16	Items affecting shareholder basis
10	Other income (loss)		
		17	Other information
		AC	522,563
11	Section 179 deduction		
12	Other deductions		
		V*	STMT
18	More than one activity for at-risk purposes*		
19	More than one activity for passive activity purposes*		

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see the Instructions for Form 1120-S.   www.irs.gov/Form1120S   Schedule K-1 (Form 1120-S) 2023
EEA

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

(This page is e-filed with the return. Include it if paper-filing.)

2023

Name(s) as shown on return
Ghost Boards LLC

Tax ID Number
85-2122604

Name(s) as shown on K1
Russell D Warner

Tax ID Number
528-21-6453

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(277,743)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	121,622					
Unadjusted Basis Immediately After Acquisition	141,493					
Section 199A (REIT) Dividends						

K1_QBIS-.LD

Schedule K-1 Supplemental Information	2023
Shareholder's name	**Shareholder's ID Number**
Russell D Warner	528-21-6453
Name of S Corporation	**S Corporation's EIN**
Ghost Boards LLC	85-2122604

Schedule K-3 Notification

The corporation has met the following criteria for tax year 2023, presently exempting it from filing Schedule K-3 (Form 1120-S), Shareholder's Share of Income, Deductions, Credits, etc. - International:

Criteria 1 - Corporation had no or limited foreign activity

Criteria 2 - Each of the shareholders was a U.S. citizen, resident alien, or certain domestic trust

With respect to the corporation meeting criteria 1 and 2, shareholders are hereby notified they will not be receiving a Schedule K-3 from the corporation unless the shareholder specifically requests the schedule.

A request for a Schedule K-3 is time sensitive and should be made as soon as possible.

K3EX STM LD

671121

☒ Final K-1	☐ Amended K-1

OMB No. 1545-0123

Schedule K-1
(Form 1120-S)

2023

Department of the Treasury
Internal Revenue Service

For calendar year 2023, or tax year

beginning _____ 2023 _____ ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I	Information About the Corporation

A Corporation's employer identification number
85-2122604

B Corporation's name, address, city, state, and ZIP code

Ghost Boards LLC

844 S 800 W
STE 209
Pleasant Grove   UT   84062

C IRS Center where corporation filed return
Ogden

D Corporation's total number of shares
Beginning of tax year   1,000
End of tax year   1,000

Part II	Information About the Shareholder

E Shareholder's identifying number
851-42-1555

F Shareholder's name, address, city, state, and ZIP code

KJ Studios

4163 W Sandlewood Dr
Pleasant Grove   UT   84062

G Current year allocation percentage . . . . . .   25.00000 %

H Shareholder's number of shares
Beginning of tax year   250
End of tax year   250

I Loans from shareholder
Beginning of tax year . . . . $ _____
End of tax year . . . . $ _____

For IRS Use Only

Part III	Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) (92,581)	**13**	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	**14**	Schedule K-3 is attached if checked . . . . ☐
6	Royalties	**15**	Alternative minimum tax (AMT) items
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)	**16**	Items affecting shareholder basis
10	Other income (loss)		
		17	Other information
		AC	174,187
11	Section 179 deduction		
12	Other deductions		
		V*	STMT

18		More than one activity for at-risk purposes*
19		More than one activity for passive activity purposes*

* See attached statement for additional information.

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

(This page is e-filed with the return. Include it if paper-filing.)

2023

Name(s) as shown on return
Ghost Boards LLC

Tax ID Number
85-2122604

Name(s) as shown on K1
KJ Studios

Tax ID Number
851-42-1555

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(92,581)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	40,540					
Unadjusted Basis Immediately After Acquisition	47,164					
Section 199A (REIT) Dividends						

Schedule K-1 Supplemental Information   **2023**

Shareholder's name

KJ Studios

Name of S Corporation

Ghost Boards LLC

Shareholder's ID Number

851-42-1555

S Corporation's EIN

85-2122604

Schedule K-3 Notification

The corporation has met the following criteria for tax year 2023, presently exempting it from filing Schedule K-3 (Form 1120-S), Shareholder's Share of Income, Deductions, Credits, etc. - International:

Criteria 1 - Corporation had no or limited foreign activity

Criteria 2 - Each of the shareholders was a U.S. citizen, resident alien, or certain domestic trust

With respect to the corporation meeting criteria 1 and 2, shareholders are hereby notified they will not be receiving a Schedule K-3 from the corporation unless the shareholder specifically requests the schedule.

A request for a Schedule K-3 is time sensitive and should be made as soon as possible.

K3EX STM.LD

Depreciation and Amortization
(Including Information on Listed Property)
Attach to your tax return.
Go to *www.irs.gov/Form4562* for instructions and the latest information.

OMB No. 1545-0172

2023

Attachment
Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
Ghost Boards LLC	FORM 1120S	85-2122604

Part I Election To Expense Certain Property Under Section 179
Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	
2	Total cost of section 179 property placed in service (see instructions)	**2**	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	**3**	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29	**7**	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2022 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13	Carryover of disallowed deduction to 2024. Add lines 9 and 10, less line 12 . . .	**13**	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	**14**	
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	

Part III MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2023	**17**	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . ☐		

Section B - Assets Placed in Service During 2023 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only-see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C - Assets Placed in Service During 2023 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	33,533
22	Total. Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions . .	**22**	33,533
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	**23**	

For Paperwork Reduction Act Notice, see separate Instructions.

EEA

Form **4562** (2023)

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No   24b If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions						25		
26 Property used more than 50% in a qualified business use:								
2022 Hyundai K	11-01-2021	80.0%	29,571	9,097	3	200 DB-MQ	1,853	
Equipment	01-01-2021	100.0%	120,000	120,000	5	200 DB-HY	23,040	
Forklift	01-01-2021	100.0%	45,000	45,000	5	200 DB-HY	8,640	
27 Property used 50% or less in a qualified business use:								
		%				S/L-		
		%				S/L-		
		%				S/L-		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1					28		33,533	
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							29	

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30 Total business/investment miles driven during the year (don't include commuting miles) ···												
31 Total commuting miles driven during the year ·												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

		Yes	No
37	Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38	Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners ...		
39	Do you treat all use of vehicles by employees as personal use?		
40	Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41	Do you meet the requirements concerning qualified automobile demonstration use? See instructions		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2023 tax year (see instructions):					
43 Amortization of costs that began before your 2023 tax year				43	
44 **Total.** Add amounts in column (f). See the instructions for where to report				44	

EEA

Form 8879-CORP

(December 2022)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 2023, or tax year beginning _____, 2023, ending _____, 20 _____

Use for efile authorizations for Form 1120, 1120-F or 1120S.

Do not send to the IRS. Keep for your records.

Go to *www.irs.gov/Form8879CORP* **for the latest information.**

OMB No. 1545-0123

Name of corporation	Employer identification number
Ghost Boards LLC	85-2122604

Part I   Information (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	
2	Total income (Form 1120-F, Section II, line 11)	**2**	
3	Total income (loss) (Form 1120-S, line 6)	**3**	374,756

Part II   Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☒   I authorize   **Prodigy Accounting LLC** _____ to enter my PIN   **77327** _____ as my signature

ERO firm name   do not enter all zeros

on the corporation's electronically filed income tax return.

☐   As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature _____	Date **02-17-2024**	Title **President** _____

Part III   Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.   **875937   77327**

do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature _____   Date **02-17-2024** _____

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

EEA

Form **8879-CORP** (12-2022)

Elections

(This page is e-filed with the return. Include it if paper-filing.)

2023 PG01

Name(s) as shown on return

Ghost Boards LLC

Tax ID Number

85-2122604

Section 1.263(a)-3(h) Safe Harbor Election for Small Taxpayers

NAME: Ghost Boards LLC
ADDRESS: 844 S 800 W, Pleasant Grove, UT 84062
SSN/EIN: 85-2122604

ELECTION: The amounts paid for repairs, maintenance, improvements and similar activities performed on the eligible building(s) described below qualify under the safe harbor provided in Reg. Section 1.263(a)-3(h)(1).

DESCRIPTION: 2022 Hyundai Kona

ELEC.LD

Federal Supporting Statements	2023 PG01
Name(s) as shown on return: Ghost Boards LLC	Tax ID Number: 85-2122604

Form 1120S - Line 20 - Other Deductions

Statement #2

Description	Amount
Automobile and Truck Expense	1,982
Bank Charges	7,735
Commissions	2,416
Insurance	43,112
Legal and Professional	94,444
Office Expense	30,273
Outside Services/Sub Contractors	27,483
Tools	1,222
Travel	5,663
Exchange	748
Total	**215,078**

PAGE 1

Schedule K - Line 17d - Other Items

Statement #18

Description	Amount
Gross receipts for sec. 448(c)	696,750

STATMENT.LD

1120S	Overflow Statement (This page is not filed with the return. It is for your records only.)	2023 Page 1
Name(s) as shown on return: Ghost Boards LLC		FEIN 85-2122604

Form 1120S, Page 1, Line 16 - Advertising

Description		Amount
Advertising	$	76,415
Trade Show		8,052
Total:	$	84,467

Other Deductions - Office Expense

Description		Amount
Payroll Fees	$	1,579
Office		28,694
Total:	$	30,273

Form 1120S, Page 1, Line 1a - Gross Receipts or Sales

Description		Amount
	$	589,405
		107,345
Total:	$	696,750

Taxes and Licenses Attachment

(This page is not filed with the return. It is for your records only.)

2023

S CORPORATION NAME	EIN
Ghost Boards LLC	85-2122604

Taxes and Licenses	Form 1120S	Page 1, Line 12

1	State income taxes	1	
2	State franchise taxes	2	
3	PTE taxes	3	
4	City income taxes	4	
5	City franchise taxes	5	
6	Local property taxes	6	
7	Intangible property taxes	7	
8	Payroll taxes	8	4,812
9	Less: credit from Form 8846	9	
10	Foreign taxes paid	10	
11	Occupancy taxes	11	
12	Other miscellaneous taxes	12	38,142
13	Built in gains tax allocated to ordinary income	13	
14	Licenses	14	
15	Total to Form 1120S, Page 1, Line 12	15	42,954

ATT_STL.LD

Summary of Stock Ownership

(This page is not filed with the return. It is for your records only.)

2023

CORPORATION NAME						EIN	
Ghost Boards LLC						85-2122604	

Shareholder Information			Shares		% Ownership	
Name	**EIN/SSN**	**Type**	**Beginning**	**Ending**	**Beginning**	**Ending**
Russell D Warner	528-21-6453		750	750	75.00000	75.00000
KJ Studios	851-42-1555		250	250	25.00000	25.00000
Total			1,000	1,000		

WK_SOWN.LD

Qualified Business Income Information

Summary of Statement A - QBI PTE Reporting

(Keep for your records)

2023

Name(s) as shown on return: Ghost Boards LLC

Tax ID Number: 85-2122604

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)	(370,324)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	162,162					
Unadjusted Basis Immediately After Acquisition	188,657					
Section 199A Dividends						

WK_QBI-LD

Form 1120S

K-K1 Comparison Worksheet

(This page is not filed with the return. It is for your records only.)

2023

S CORPORATION NAME

Ghost Boards LLC

EIN

85-2122604

Description	Schedule K	K-1 Totals	Difference
1 Ordinary business income (loss)	(370,324)	(370,324)	
17 AC Gross receipts for sec. 448(c)	696,750	696,750	

* Item is included in UBIA for Section 199A calculations. See "UBIA" in lower right corner.

Depreciation Detail Listing

FORM 1120S

(This page is not filed with the return. It is for your records only.)

2023
PAGE 1

Name(s) as shown on return: Ghost Boards LLC

Social security number/EIN: 85-2122604

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	2022 Hyundai Kona	11012021	29,571*		80.00		PY 14,560	9,097	3	200 DB MQ	20.37	20,119	1,853	21,972	1,853
2	Equipment	01012021	120,000*		100.00			120,000	5	200 DB HY	19.2	38,400	23,040	61,440	23,040
3	Forklift	01012021	45,000*		100.00			45,000	5	200 DB HY	19.2	14,400	8,640	23,040	8,640
	Totals		194,571					174,097				72,919	33,533	106,452	33,533

Land Amount
Net Depreciable Cost 194,571

PY 14,560

CY 179 and CY Bonus
TOTAL CY Depr including 179/bonus 33,533

ST ADJ:
UBIA: 188,657

Next Year's Depreciation Worksheet

(This page is not filed with the return. It is for your records only.)

2023

Name(s) as shown on return

Ghost Boards LLC

Tax ID Number

85-2122604

Form	Multi-Form	Description	Date	Basis	Method	Life	Deduction
1120	1	2022 Hyundai Kona	11-01-2021	9,097	M	3	927
1120	1	Equipment	01-01-2021	120,000	M	5	13,824
1120	1	Forklift	01-01-2021	45,000	M	5	5,184
		TOTAL					19,935

2023 Filing Instructions
Ghost Boards LLC
Tax year ending 12-31-2023

Form filed:

Form 1120S and supplemental forms and schedules

Filing method:

The return has been e-filed, do not mail.

Due date:

03-15-2024

The return reflects neither a refund nor a balance due.

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Subject: Preparation of 2023 Tax Returns

Ghost Boards LLC:

Thank you for choosing Prodigy Accounting LLC to assist with the 2023 taxes for Ghost Boards LLC. This letter confirms the terms of the engagement and outlines the nature and extent of the services we will provide.

We will prepare the 2023 federal and state income tax returns for Ghost Boards LLC. We will depend on management to provide the information we need to prepare complete and accurate returns. We may ask management to clarify some items but will not audit or otherwise verify the data submitted.

We will perform accounting services only as needed to prepare the tax returns. Our work will not include procedures to find defalcations or other irregularities. Accordingly, our engagement should not be relied upon to disclose errors, fraud, or other illegal acts, though it may be necessary for management to clarify some of the information submitted. We will inform management of any material errors, fraud, or other illegal acts we discover.

The law imposes penalties when taxpayers underestimate their tax liability. Call us if there are any concerns about such penalties.

Should we encounter instances of unclear tax law, or of potential conflicts in the interpretation of the law, we will outline the reasonable courses of action and the risks and consequences of each. We will ultimately adopt, on the behalf of Ghost Boards LLC, the alternative selected by management.

Our fee will be based on the time required at standard billing rates plus out-of-pocket expenses. Invoices are due and payable upon presentation. To the extent permitted by state law, an interest charge may be added to all accounts not paid within thirty (30) days.

We will return the original records to management at the end of this engagement. Store these records, along with all supporting documents, in a secure location. We retain copies of the records and our work papers from the engagement for up to seven years, after which these documents will be destroyed.

If management has not selected to e-file the returns with our office, management will be solely responsible to file the returns with the appropriate taxing authorities. The officer should review all tax-return documents carefully before signing them. Our engagement to prepare the 2023 tax returns will conclude with the delivery of the completed returns to management, or with e-filed returns, with the tax matters representative's signature and our subsequent submittal of the tax return.

To affirm that this letter correctly summarizes the arrangements for this work, sign the enclosed copy of this letter in the space indicated and return it to us in the envelope provided.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (801)891-5713.

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Ghost Boards LLC:

Enclosed is the 2023 Form 1120-S, U.S. Income Tax Return for an S Corporation, prepared for Ghost Boards LLC from the information provided. This return was e-filed with the IRS and was accepted on February 17, 2024.

The corporation's federal return reflects neither a refund nor a balance due.

Enclosed is the corporation's 2023 Utah Income Tax return, prepared for Ghost Boards LLC from the information provided. This return will be e-filed with the Utah taxing authority.

The corporation's Utah Income Tax return reflects neither a refund nor a balance due.

Enclosed are letters, copies of Schedule K-1, and any supplemental information, to be distributed to the shareholders.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (801)891-5713.

Sincerely,

Mary Liz Grow
Prodigy Accounting LLC

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (801)891-5713.

Sincerely,

Mary Liz Grow
Prodigy Accounting LLC

1120S	Sub S Corporation Diagnostic Summary	2023

Name	Employer Identification #
Ghost Boards LLC	85-2122604

Demographics

Mailing Address: 844 S 800 W
Pleasant Grove, UT 84062

Phone: (801) 599-7447
Email:

Resident State: UT

Signor of Return

Officer: Russell D Warner

Title: President

Diagnostics

Preparer: Mary Liz Grow

Invoice:

Date: 02-17-2024

Return Information

Item on Return	2023 Federal	2022 Federal (If available)
Total Assets	88,119	121,652
Number of Shareholders	2	2
Gross Receipts/Sales	696,750	1,227,095
Total Income	374,756	843,197
Total Deductions	745,080	841,345
Ordinary Income	(370,324)	1,852
Tax		
Overpayment		
Refund		
Refund Applied to ES		
Balance Due		
2220 Penalty		
Total Equity	88,119	121,652

State/City Information

State/City	Gross Income	Taxable Income	Composite Tax	Other Tax	Refund/ (Balance Due)
UT20S		(370,324)			

		2023
	1120S TAX RETURN COMPARISON **2021 / 2022 / 2023** (This page is not filed with the return. It is for your records only.)	

Name(s) as shown on return	Identifying number
Ghost Boards LLC	85-2122604

Income	2021 FEDERAL	2022 FEDERAL	2023 FEDERAL	DIFFERENCE BETWEEN 2022 & 2023
Net receipts	2,580,608	1,227,095	696,750	(530,345)
Cost of goods sold	1,454,920	383,898	321,994	(61,904)
Gross profit	1,125,688	843,197	374,756	(468,441)
Net gain/loss from 4797				
Other income				
Total income	1,125,688	843,197	374,756	(468,441)
Deductions				
Compensation of officers				
Salaries and wages	157,449	36,908	162,162	125,254
Repairs and maintenance	6,293	2,604		(2,604)
Bad debts				
Rents	132,337	171,943	189,456	17,513
Taxes and licenses	13,431	3,382	42,954	39,572
Interest	26,000	14,419	17,430	3,011
Net depreciation	14,560	58,359	33,533	(24,826)
Depletion				
Advertising	186,298	160,987	84,467	(76,520)
Pension, profit-sharing				
Employee benefits				
Other deductions	333,721	392,743	215,078	(177,665)
Total deductions	870,089	841,345	745,080	(96,265)
Ordinary business income(loss)	255,599	1,852	(370,324)	(372,176)
Tax				
Total tax				
Payments				
Estimated taxes paid				
Total payments line 23e				
Results				
Amount owed				
Overpayment				
Applied to estimate				
Refund				

SCHEDULE K - Shareholder's Share Items

Income				
Ordinary business income (loss)	255,599	1,852	(370,324)	(372,176)
Net rental real estate income (loss)				
Other net rental income (loss)				
Interest income				
Ordinary dividends				
Qualified dividends				
Royalties				
Net short-term capital gain (loss)				
Net long-term capital gain (loss)				
Collectibles (28%) gain (loss)				
Unrecaptured section 1250 gain				
Net section 1231 gain (loss)				
Other income (loss)				
	2021	**2022**	**2023**	**DIFFERENCE**

COMPARES.LD

1120S TAX RETURN COMPARISON
2021 / 2022 / 2023
(This page is not filed with the return. It is for your records only.)

2023

Page 2

Name(s) as shown on return	Identifying number
Ghost Boards LLC	85-2122604

	2021 FEDERAL	2022 FEDERAL	2023 FEDERAL	DIFFERENCE BETWEEN 2022 & 2023
Deductions				
Section 179 deduction				
Contributions				
Investment interest expense				
Section 59(e)(2) expenditures				
Other deductions				
Credits				
Low-income housing credit (section 42(j)(5)) . .				
Low-income housing credit (other) . . . Qualified rehabilitation expenditures (rental real estate)				
Other rental real estate credits				
Other rental credits				
Credit for alcohol used as fuel				
Other credits				
Alternative Minimum Tax (AMT) items				
Post-1986 depreciation adjustment				
Adjusted gain or loss				
Depletion				
Oil, gas, and geothermal properties - gross income				
Oil, gas, and geothermal properties - deductions				
Other AMT items				
Items Affecting Shareholder Basis				
Tax-exempt interest income				
Other tax-exempt income				
Nondeductible expenses				
Property distributions	193,861			
Repayment of loans from shareholders .				
Total foreign taxes paid or accrued . .				
Other Information				
Investment income				
Investment expenses				
Dividend distributions paid from accum earnings and profits				

RESIDENT STATE	UT	UT	UT	
Taxable income	255,599	1,852	(370,324)	(372,176)
Total tax				
Overpayment				
Balance due				

2021	2022	2023	DIFFERENCE

COMPARES.LD2

20321

1024

Utah S Corporation Return

2023
TC-20S

For calendar year 2023 or fiscal year (mm/dd/yyyy):
beginning -   and ending -

• Amended Return (code 1-4)   •   Mark "X" if you filed federal form 8886

Corporation name
Ghost Boards LLC

Address
844 S 800 W STE 209

City
Pleasant Grove

Foreign country (if not U.S.)

State UT   **ZIP + 4** 84062

Telephone number
8015997447

Employer Identification Number
852122604

UT Incorporation/Qualification No.

Attach a copy of your federal 1120S, pages 1 through 5 (and Schedules M-3 and/or form 1125-A, if applicable). Utah TC-20S Schedules A, H, J and N
are not required if all shareholders are Utah resident individuals.

1   If this is the first S corporation return, enter the effective date (mm/dd/yyyy) on the IRS approval letter   • 1

	Resident Individuals	IRC 501 and Other Exempt	Nonresident Individuals and Other Pass-through Entity Taxpayers		Total
2 a. Number of shares	• 1000	• 0	• 0	2a	1000
b. Percentage of shares	100.0000	0.0000	0.0000	2b	100%

3   If this corporation conducted any Utah business activity during the taxable year, enter "X"   • 3

4   If this corporation elected to treat any subsidiary as a Qualified Subchapter S Subsidiary, enter "X"   • 4
    Enter on Sch. M each Qualified Subchapter S Subsidiary doing business, incorporated or qualified in Utah.

5   Total tax - enter the amount from Schedule A, line 17. If Schedule A is not required, enter zero.   • 5

6   Total payments - enter the amount from Schedule A, line 20. If Schedule A is not required, enter zero.   • 6

7   Tax Due - subtract line 6 from line 5 (not less than zero)   • 7

8   Penalties and interest (see instructions)   8

9   Total Due - Pay this amount - add line 7 and line 8   • 9   0

10   Overpayment - subtract the sum of line 5 and line 8 from line 6 (not less than zero)   10

11   Amount of overpayment on line 10 to be applied to next taxable year   • 11

12   Refund - subtract line 11 from line 10   • 12   0

USTC USE ONLY

Under penalties of perjury, I declare to the best of my knowledge and belief,
this return and accompanying schedules are true, correct and complete.

SIGN HERE	Signature of officer	**Date** 02/17/2024	**Title** President	"X" if USTC may discuss this return with preparer below:
Paid Preparer's Section	Preparer's signature Mary Liz Grow	**Date** 02/17/2024	Preparer's telephone number 801-891-5713	Preparer's PTIN • P03107175
	Firm's name and address Prodigy Accounting LLC 1111 E Draper Parkway Suite 300 Draper UT 84020			Preparer's EIN • 863985580

Schedule A - Utah Taxable Income for Pass-through Entity Taxpayers

TC-20S, Sch. A
2023

20323   EIN   85-2122604

1	Federal income/loss reconciliation from federal form 1120S, Schedule K, line 18	• 1	-370324
2	Contributions from federal form 1120S, Schedule K, line 12a	• 2	
3	Foreign taxes from federal form 1120S, Schedule K, line 16f	• 3	
4	Recapture of Section 179 deduction from all federal Schedules K-1, box 17, code L	• 4	
5	Payroll Protection Program grant or loan addback (see instructions)	• 5	
6	(Reserved, see instructions)	• 6	
7	Total income/loss - add lines 1 through 6	• 7	-370324
8	Utah net nonbusiness income from TC-20, Schedule H, line 14	• 8	0
9	Non-Utah net nonbusiness income from TC-20, Schedule H, line 28	• 9	0
10	Add lines 8 and 9	10	
11	Apportionable income/loss - subtract line 10 from line 7	• 11	-370324
12	Apportionment fraction - enter 1.000000, or TC-20, Schedule J, line 9 or 10, if applicable	12	1.000000
13	Utah apportioned business income/loss - multiply line 11 by line 12	• 13	-370324
14	Total Utah income/loss allocated to pass-through entity taxpayers - add line 8 and line 13	• 14	-370324

15	Total pass-through withholding tax - enter the total amount from Schedule N, column J Note: This amount must be paid by the due date of the return, without extensions.	• 15	
16	Utah use tax	• 16	
17	Total tax - add line 15 and line 16 Enter here and on TC-20S, line 5	• 17	0

18	Prepayments from Schedule E, line 4 (do not include any pass-through withholding tax - see instructions)	• 18	
19	Amended returns only (see instructions)	• 19	
20	Total payments - add line 18 and line 19 Enter here and on TC-20S, line 6	• 20	0

Schedule K - Shareholders' Pro Rata Share Items

20325   EIN   85-2122604

▶ Number of Schedules K-1 attached to this return   •   2

		Federal Amount	Utah Amount
Income/Loss			
1	Ordinary business income/loss	(370,324)	(370,324)
2	Net rental real estate income/loss		
3	Other net rental income/loss		
4a	U.S. government interest income		
4b	Municipal bond interest income		
4c	Other interest income		
5	Ordinary dividends		
6	Royalties		
7	Net short-term capital gain/loss		
8	Net long-term capital gain/loss		
9	Net Section 1231 gain/loss		
10	Recapture of Section 179 deduction		
11	Other income/loss (describe)		
Deductions			
12	Section 179 deduction		
13	Contributions		
14	Investment interest expense		
15	Section 59(e)(2) expenditures		
16	Foreign taxes paid or accrued		
17	Other deductions (describe)		

		Code	Credit Amount
Utah Credits			
18	Utah nonrefundable credits - enter the name of the Utah credit		
19	Utah refundable credits - enter the name of the Utah credit		

20   Total Utah tax withheld on behalf of all shareholders from Schedule N, column J

TC-20S, Sch. K-1
2023

Schedule K-1 - Shareholder's Share
20326　　of Utah Income, Deductions and Credits

S Corporation Information

A　S-corporation's EIN:　　85-2122604

B　S-corporation's name, address, city, state, and ZIP code:

Ghost Boards LLC
844 S 800 W

Pleasant Grove, UT 84062

Shareholder Information

C　Shareholder's SSN or EIN:　　528-21-6453

D　Shareholder's name, address, city, state, and ZIP code:

Russell D Warner

4240 Mesquite Way
Pleasant Grove UT 84062

E　Percent of ownership:　　75.0000

Shareholder's Share of Apportionment Factors

		Utah		Total	
F	Property	$	0	$	0
G	Payroll	$	0	$	0
H	Sales	$	0	$	0

Other Information

Shareholder's Share of Utah Income, Deductions and Credits

1	Utah ordinary business income/loss	(277,743)
2	Utah net rental real estate income/loss	
3	Utah other net rental income/loss	
4a	Utah U.S. government interest income	
4b	Utah municipal bond interest income	
4c	Utah other interest income	
5	Utah ordinary dividends	
6	Utah royalties	
7	Utah net short-term capital gain/loss	
8	Utah net long-term capital gain/loss	
9	Utah net Section 1231 gain/loss	
10	Utah recapture of Section 179 deduction	
11	Utah other income/loss (describe)	
12	Utah Section 179 deduction	
13	Utah contributions	
14	Utah investment interest expense	
15	Utah Section 59(e)(2) expenditures	
16	Foreign taxes paid or accrued	
17	Utah other deductions (describe)	

18	Utah nonrefundable credits - enter name	Code	Credit Amount

19	Utah refundable credits - enter name	Code	Credit Amount

Note: To complete lines 1 through 17:
　　• Utah residents, enter the amounts from federal Schedule K-1.
　　• Utah nonresidents, see instructions to calculate amounts.
　　All filers complete lines 18 through 20, if applicable.

20	Utah tax withheld on behalf of shareholder	
	"X" if withholding waiver applied for	

20326

Schedule K-1 - Shareholder's Share of Utah Income, Deductions and Credits

DRAKE SOFTWARE
TC-20S, Sch. K-1
2023

S Corporation Information

A S-corporation's EIN: 85-2122604

B S-corporation's name, address, city, state, and ZIP code:
Ghost Boards LLC
844 S 800 W

Pleasant Grove, UT 84062

Shareholder Information

C Shareholder's SSN or EIN: 851-42-1555

D Shareholder's name, address, city, state, and ZIP code:
KJ Studios

4163 W Sandlewood Dr
Pleasant Grove UT 84062

E Percent of ownership: 25.0000

Shareholder's Share of Apportionment Factors

		Utah	Total
F	Property	$ 0	$ 0
G	Payroll	$ 0	$ 0
H	Sales	$ 0	$ 0

Other Information

Note: To complete lines 1 through 17:
- Utah residents, enter the amounts from federal Schedule K-1.
- Utah nonresidents, see instructions to calculate amounts.

All filers complete lines 18 through 20, if applicable.

Shareholder's Share of Utah Income, Deductions and Credits

1 Utah ordinary business income/loss (92,581)

2 Utah net rental real estate income/loss

3 Utah other net rental income/loss

4a Utah U.S. government interest income

4b Utah municipal bond interest income

4c Utah other interest income

5 Utah ordinary dividends

6 Utah royalties

7 Utah net short-term capital gain/loss

8 Utah net long-term capital gain/loss

9 Utah net Section 1231 gain/loss

10 Utah recapture of Section 179 deduction

11 Utah other income/loss (describe)

12 Utah Section 179 deduction

13 Utah contributions

14 Utah investment interest expense

15 Utah Section 59(e)(2) expenditures

16 Foreign taxes paid or accrued

17 Utah other deductions (describe)

18 Utah nonrefundable credits - enter name Code Credit Amount

19 Utah refundable credits - enter name Code Credit Amount

20 Utah tax withheld on behalf of shareholder
"X" if withholding waiver applied for



This form cannot be hand written

State of Utah
Department of Commerce

Division of Corporations & Commercial Code
Articles/Statement of Conversion

Print
Clear Form

Non-Refundable Processing Fee: $37.00

1. The Articles/Statement of Conversion shall state:

Entity Number: 11871065-0160

First: The name and entity type of the company immediately prior to the filing of the conversion:

Name: Ghost Boards LLC

Entity Type (Corp, LLC, LP, Partnership, DBA, etc.): Limited Liability Company

Second: The date and state where the company was first created and, if it has changed, its jurisdiction immediately prior to its conversion;

July 29, 2020 — Date of formation

Utah — State / Jurisdiction

Third: The name and entity type of the company as set forth in its converted entity filing;

Name: Ghost Boards, Inc.

Entity Type: Corporation

Delaware — State / Jurisdiction

____
Registered Agent address or mailing address for service of process if not qualified as a foreign entity in Utah

Fourth: The future effective date of the conversion to the new entity if it is not to be effective upon the filing of the conversion;

__________________(MM-DD-YYYY)

Fifth: Under penalties of perjury, I declare that the Articles/Statement of Conversion have been duly approved by the owners of the entity.

Name: Russell Warner

Signature: [signature]

Title: Chief Executive Officer

Date: May __, 2023

2. Additional filing requirements: The non-refundable processing fee of $37.00 payable to the State of Utah, and application for new entity must accompany this form. No additional fee for the new application.

Under GRAMA {63G-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov

03/16

Ghost Boards LLC

Profit and Loss by Month

January - December 2023

	TOTAL
Income	
4000 Sales	0.00
4010 E-Commerce	291,564.56
4020 Wholesale	106,960.90
4030 Retail	143,103.34
4040 Shipping Income	47,309.66
4050 Discounts/Refunds Given	-46,526.79
4060 Brand Management	33,000.00
4070 Warehouse Income	6,500.00
4080 Fulfillment Income	7,493.00
Total 4000 Sales	**589,404.67**
Total Income	**$589,404.67**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Components	101,882.84
5030 Materials	43,455.01
5040 Warehouse Manufacturing Supplies	12,115.32
5045 Freight In	100.00
5050 Shipping	64,976.26
5060 Merchant Fees	27,922.91
5080 Direct Labor	
5081 Direct Labor Wages	68,026.03
5082 Direct Labor Taxes	7,159.50
5083 Direct Labor Payroll Fees	2,635.38
Total 5080 Direct Labor	**77,820.91**
Total 5000 Cost of Goods Sold	**328,273.25**
Total Cost of Goods Sold	**$328,273.25**
GROSS PROFIT	**$261,131.42**
Expenses	
6000 Payroll Expenses	
6005 Wages	45,161.65
6006 Partner Wages	117,000.00
6010 Taxes	4,811.78
6020 Payroll Fees	1,579.28
Total 6000 Payroll Expenses	**168,552.71**
6030 Contractors	27,483.12
6035 Commissions Paid	2,415.90
6050 Advertising & Marketing	77,730.94
6060 Trade Show Expenses	8,534.00

	TOTAL
6100 Office/General Administrative Expenses	
6105 Dues & subscriptions	8,509.05
6110 Repairs & Maintenance	1,124.18
6120 Office Supplies & Software	17,086.16
6125 Meals & Entertainment	6,451.68
Total 6100 Office/General Administrative Expenses	**33,171.07**
6200 Occupancy	
6205 Rent & Lease	158,738.72
6207 Rent/Lease CAM & Tax	3,600.00
6215 Utilities	27,117.67
Total 6200 Occupancy	**189,456.39**
6260 Tools and Parts	1,328.92
6300 Bank Charges & Fees	7,734.53
6400 Insurance	43,112.43
6600 Taxes & Licenses	38,142.46
6700 Travel	10,193.90
6730 Car & Truck	1,982.36
6800 Professional Services	
6801 Accounting	72,047.20
6802 Consulting	13,432.97
6803 Legal	7,671.50
6804 App Development	1,292.09
Total 6800 Professional Services	**94,443.76**
Total Expenses	**$704,282.49**
NET OPERATING INCOME	**$ -443,151.07**
Other Income	
8000 Other Income	107,344.92
Total Other Income	**$107,344.92**
Other Expenses	
8200 Interest Paid	17,430.21
9000 Depreciation	28,092.20
9100 Exchange Gain or Loss	748.20
Total Other Expenses	**$46,270.61**
NET OTHER INCOME	**$61,074.31**
NET INCOME	**$ -382,076.76**

Ghost Boards LLC

Profit and Loss by Month

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Income													
4000 Sales									0.00				$0.00
4010 E-Commerce	25,457.59	26,654.84	27,486.57	32,321.43	29,355.62	27,012.38	27,609.60	15,848.67	11,632.58	12,622.61	32,129.99	23,432.68	$291,564.56
4020 Wholesale	14,037.02	8,785.28	16,503.50	6,751.20	6,917.00	4,847.00	9,726.00	16,272.90	9,683.00	1,250.00	11,458.00	730.00	$106,960.90
4030 Retail	6,037.27	8,766.43	10,105.63	12,398.66	23,995.36	8,821.15	7,459.90	11,488.14	12,124.50	9,171.57	16,269.92	16,464.81	$143,103.34
4040 Shipping Income	3,325.72	3,724.34	3,898.04	3,375.33	3,291.85	2,484.95	2,198.67	1,427.30	1,547.67	9,018.54	7,755.36	5,261.89	$47,309.66
4050 Discounts/Refunds Given	-3,460.85	-4,462.27	-3,070.18	-2,677.74	-1,788.58	-2,893.51	-3,605.55	-1,685.46	-1,292.70	-1,064.32	-14,494.59	-6,031.04	$ -46,526.79
4060 Brand Management				6,000.00	6,000.00	6,000.00	6,000.00	6,000.00	3,000.00				$33,000.00
4070 Warehouse Income									2,000.00	1,500.00	1,500.00	1,500.00	$6,500.00
4080 Fulfillment Income										4,350.00	2,403.00	740.00	$7,493.00
Total 4000 Sales	**45,396.75**	**43,468.62**	**54,923.56**	**58,168.88**	**67,771.25**	**46,271.97**	**49,388.62**	**49,351.55**	**38,695.05**	**36,848.40**	**57,021.68**	**42,098.34**	**$589,404.67**
Total Income	**$45,396.75**	**$43,468.62**	**$54,923.56**	**$58,168.88**	**$67,771.25**	**$46,271.97**	**$49,388.62**	**$49,351.55**	**$38,695.05**	**$36,848.40**	**$57,021.68**	**$42,098.34**	**$589,404.67**
Cost of Goods Sold													
5000 Cost of Goods Sold													$0.00
5010 Components	8,057.02	4,684.20	6,270.23	9,882.87	11,623.12	7,115.95	12,465.02	8,465.90	5,056.50	4,154.64	14,065.20	10,042.19	$101,882.84
5030 Materials	3,698.91	2,050.00	9,667.65	5,819.15	941.29	5,336.54	5,237.40	4,268.65	639.05	1,567.83	2,162.76	2,065.78	$43,455.01
5040 Warehouse Manufacturing Supplies	-142.64	-737.29	3,388.81	370.31	1,715.55	1,299.91	742.34	1,065.35	1,333.83	729.81	2,000.00	349.34	$12,115.32
5045 Freight In	-350.00				450.00							0.00	$100.00
5050 Shipping	5,197.75	4,900.12	5,710.84	4,946.46	5,293.20	3,055.29	3,511.02	3,694.96	8,233.04	7,691.32	3,349.81	9,392.45	$64,976.26
5060 Merchant Fees	4,277.13	2,490.63	2,153.14	2,621.73	2,510.36	2,210.05	2,441.31	1,290.17	1,647.12	1,755.92	1,568.69	2,956.66	$27,922.91
5080 Direct Labor													$0.00
5081 Direct Labor Wages	5,056.79	6,885.17	6,291.56	5,721.07	6,716.01	6,142.86	6,421.05	7,257.28	3,489.11	5,747.40	3,996.13	4,301.60	$68,026.03
5082 Direct Labor Taxes	159.15	827.22	688.93	617.60	678.59	701.49	670.89	750.39	633.37	572.39	422.42	437.06	$7,159.50
5083 Direct Labor Payroll Fees	554.70	145.65	200.06	179.33	263.22	143.99	207.72	243.80	230.73	216.19	107.72	142.27	$2,635.38
Total 5080 Direct Labor	**5,770.64**	**7,858.04**	**7,180.55**	**6,518.00**	**7,657.82**	**6,988.34**	**7,299.66**	**8,251.47**	**4,353.21**	**6,535.98**	**4,526.27**	**4,880.93**	**$77,820.91**
Total 5000 Cost of Goods Sold	**26,508.81**	**21,245.70**	**34,371.22**	**30,158.52**	**30,191.34**	**26,006.08**	**31,696.75**	**27,036.50**	**21,262.75**	**22,435.50**	**27,672.73**	**29,687.35**	**$328,273.25**
Total Cost of Goods Sold	**$26,508.81**	**$21,245.70**	**$34,371.22**	**$30,158.52**	**$30,191.34**	**$26,006.08**	**$31,696.75**	**$27,036.50**	**$21,262.75**	**$22,435.50**	**$27,672.73**	**$29,687.35**	**$328,273.25**
GROSS PROFIT	**$18,887.94**	**$22,222.92**	**$20,552.34**	**$28,010.36**	**$37,579.91**	**$20,265.89**	**$17,691.87**	**$22,315.05**	**$17,432.30**	**$14,412.90**	**$29,348.95**	**$12,410.99**	**$261,131.42**
Expenses													
6000 Payroll Expenses													$0.00
6005 Wages	1,570.36	3,267.26	3,891.90	3,492.46	3,859.78	4,965.28	4,078.15	4,615.93	4,449.87	4,233.97	3,048.86	3,687.83	$45,161.65
6006 Partner Wages				13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	$117,000.00
6010 Taxes	49.95	382.56	426.15	382.37	379.71	569.41	439.72	498.30	484.31	443.92	353.57	401.81	$4,811.78
6020 Payroll Fees	174.34	79.12	123.75	111.09	156.13	124.53	135.14	155.52	149.92	162.43	83.07	124.24	$1,579.28
Total 6000 Payroll Expenses	**1,794.65**	**3,728.94**	**4,441.80**	**16,985.92**	**17,395.62**	**18,659.22**	**17,653.01**	**18,269.75**	**18,084.10**	**17,840.32**	**16,485.50**	**17,213.88**	**$168,552.71**
6030 Contractors	4,800.00	2,762.00	2,761.92	3,943.00	3,131.70	1,920.00	1,360.00	3,539.50	500.00	665.00	958.40	1,141.60	$27,483.12
6035 Commissions Paid				615.90				1,800.00					$2,415.90
6050 Advertising & Marketing	5,754.85	6,983.29	7,026.24	5,888.14	16,031.89	12,647.74	9,141.33	14,637.16	6,554.95	1,150.00	-9,791.14	1,706.49	$77,730.94
6060 Trade Show Expenses	173.00	1,083.91	1,800.00								4,995.00	482.09	$8,534.00
6100 Office/General Administrative Expenses													$0.00
6105 Dues & subscriptions	661.21	461.74	689.55	987.21	863.26	668.52	699.11	1,118.59	877.20	206.25	506.73	769.68	$8,509.05
6110 Repairs & Maintenance	34.50	200.00		200.00		34.68		200.00		200.00		255.00	$1,124.18
6120 Office Supplies & Software	1,834.35	831.89	751.12	1,805.27	1,100.23	665.46	1,595.79	2,219.62	1,051.43	1,166.19	496.50	3,568.31	$17,086.16
6125 Meals & Entertainment	924.38	246.53	145.56	684.94	487.48	1,446.04	222.13	196.98	237.61	78.88	33.79	1,747.36	$6,451.68
Total 6100 Office/General Administrative Expenses	**3,454.44**	**1,740.16**	**1,586.23**	**3,677.42**	**2,450.97**	**2,814.70**	**2,517.03**	**3,735.19**	**2,166.24**	**1,651.32**	**1,037.02**	**6,340.35**	**$33,171.07**
6200 Occupancy													$0.00
6205 Rent & Lease	14,128.19	14,128.19	14,128.19	14,128.19	14,128.19	14,128.19	14,342.04	7,000.00	14,342.04	8,133.04	15,076.23	15,076.23	$158,738.72
6207 Rent/Lease CAM & Tax	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	$3,600.00
6215 Utilities	3,557.35	2,973.70	2,520.23	2,530.04	1,250.77	1,747.34	2,156.40	2,276.05	1,726.91	2,090.83	1,746.27	2,541.78	$27,117.67
Total 6200 Occupancy	**17,985.54**	**17,401.89**	**16,948.42**	**16,958.23**	**15,678.96**	**16,175.53**	**16,798.44**	**9,576.05**	**16,368.95**	**10,523.87**	**17,122.50**	**17,918.01**	**$189,456.39**

Ghost Boards LLC

Profit and Loss by Month

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
6260 Tools and Parts	251.09			55.19			81.09	446.90		141.75		352.90	$1,328.92
6300 Bank Charges & Fees	27.00	321.25	244.48	669.02	455.69	1,010.77	795.62	789.48	824.88	831.82	829.02	935.50	$7,734.53
6400 Insurance	5,768.22	1,397.49	4,274.48	4,274.49	3,485.21	3,277.49	3,485.21	3,485.21	3,485.21	3,485.21	3,485.21	3,209.00	$43,112.43
6600 Taxes & Licenses	199.80	20.00	34,476.00		18.00	1,727.83	55.00	1,570.83				75.00	$38,142.46
6700 Travel	1,940.60		968.40			797.80	1,582.13			215.43		4,689.54	$10,193.90
6730 Car & Truck	75.00	394.98	79.95		111.68	71.24	131.27		457.86	590.60	69.78		$1,982.36
6800 Professional Services													$0.00
6801 Accounting	3,940.59	3,948.70	3,940.92	5,638.82	5,641.40	3,938.75	3,940.35	26,047.89	3,940.35	3,940.59	3,939.54	3,189.30	$72,047.20
6802 Consulting	299.00	299.00	307.57	733.41	299.00	299.00	299.00	299.00	10,298.99	299.00			$13,432.97
6803 Legal			696.50	1,250.00	5,218.00		352.00				155.00		$7,671.50
6804 App Development		525.70	766.39										$1,292.09
Total 6800 Professional Services	4,239.59	4,773.40	5,711.38	7,622.23	11,158.40	4,237.75	4,591.35	26,346.89	14,239.34	4,239.59	4,094.54	3,189.30	$94,443.76
Total Expenses	**$46,463.78**	**$40,607.31**	**$80,319.30**	**$60,689.54**	**$69,918.12**	**$63,340.07**	**$58,191.48**	**$84,196.96**	**$62,681.53**	**$41,334.91**	**$39,285.83**	**$57,253.66**	**$704,282.49**
NET OPERATING INCOME	$ -27,575.84	$ -18,384.39	$ -59,766.96	$ -32,679.18	$ -32,338.21	$ -43,074.18	$ -40,499.61	$ -61,881.91	$ -45,249.23	$ -26,922.01	$ -9,936.88	$ -44,842.67	$ -443,151.07
Other Income													
8000 Other Income			4,745.78	7,450.15			93,988.64	476.00	66.00	618.35			$107,344.92
Total Other Income	**$0.00**	**$0.00**	**$4,745.78**	**$7,450.15**	**$0.00**	**$0.00**	**$93,988.64**	**$476.00**	**$66.00**	**$618.35**	**$0.00**	**$0.00**	**$107,344.92**
Other Expenses													
8200 Interest Paid	1,595.37	1,263.17	1,129.76	1,333.80	1,659.34	1,550.28	1,815.66	1,605.84	1,808.30	1,094.62	1,357.11	1,216.96	$17,430.21
9000 Depreciation	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	3,199.08	624.89	624.89	624.89	624.89	$28,092.20
9100 Exchange Gain or Loss	165.66		170.50	145.26	114.15		53.12			99.51			$748.20
Total Other Expenses	**$4,960.11**	**$4,462.25**	**$4,499.34**	**$4,678.14**	**$4,972.57**	**$4,749.36**	**$5,067.86**	**$4,804.92**	**$2,433.19**	**$1,719.51**	**$2,081.51**	**$1,841.85**	**$46,270.61**
NET OTHER INCOME	$ -4,960.11	$ -4,462.25	$246.44	$2,772.01	$ -4,972.57	$ -4,749.36	$88,920.78	$ -4,328.92	$ -2,367.19	$ -1,101.16	$ -2,081.51	$ -1,841.85	$61,074.31
NET INCOME	$ -32,535.95	$ -22,846.64	$ -59,520.52	$ -29,907.17	$ -37,310.78	$ -47,823.54	$48,421.17	$ -66,210.83	$ -47,616.42	$ -28,023.17	$ -12,018.39	$ -46,684.52	$ -382,076.76

Ghost Boards LLC

Balance Sheet

As of December 31, 2023

	JAN - DEC 2023
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	313.25
1105 Zions Checking (4522)	31,504.15
1110 Zions Old Checking (3083)	1,761.77
1150 WooCommerce Payment Clearing	0.00
1155 Affirm Payment Clearing	0.00
1160 PayPal Clearing	6,756.65
1165 Amazon Reserve	1,939.61
1195 Petty Cash	0.00
Total Bank Accounts	**$42,275.43**
Accounts Receivable	
1200 Accounts Receivable (A/R)	26,103.81
Total Accounts Receivable	**$26,103.81**
Other Current Assets	
1300 Inventory	474,972.09
1305 Inventory - Transit	0.00
1310 Capitalized Freight In	0.00
1350 Prepaid Expenses	2,215.86
1390 Uncategorized Asset	0.00
1400 Undeposited Funds	0.00
1410 Accrued Revenue	5,494.47
Total Other Current Assets	**$482,682.42**
Total Current Assets	**$551,061.66**
Fixed Assets	
1510 Machinery & Equipment	106,169.39
1520 Website Development	8,997.50
1600 Accumulated Depreciation	-109,082.33
Total Fixed Assets	**$6,084.56**
Other Assets	
1900 Security Deposits	8,000.00
Total Other Assets	**$8,000.00**
TOTAL ASSETS	**$565,146.22**

Ghost Boards LLC

Balance Sheet

As of December 31, 2023

	JAN - DEC 2023
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	12,363.42
Total Accounts Payable	**$12,363.42**
Credit Cards	
2100 Chase Credit Card	42,724.30
2101 R. Warner 2246	0.00
2102 C. Halsey 2261	0.00
2103 B. Johnson 0875	0.00
Total 2100 Chase Credit Card	**42,724.30**
2115 Zions Credit Card (7189)	49,983.55
Total Credit Cards	**$92,707.85**
Other Current Liabilities	
2200 Accrued Payroll	118,851.28
2250 Loan Payable	0.00
2270 E.Warner Loan	31,693.26
2280 Goldsmith Loan	44,681.48
2300 Shopify Capital Loan	0.00
2330 PayPal Loan	0.00
2350 Shopify Gift Card Liability	2,412.64
2360 Sales Tax Liability	1,265.47
2370 Accrued Expenses	0.00
Total Other Current Liabilities	**$198,904.13**
Total Current Liabilities	**$303,975.40**
Long-Term Liabilities	
2510 Equipment Lease Payable	27,797.00
2530 Loan from Owner	
2531 CRL Management, Inc.	166,368.23
2532 KJ Studios, LLC	12,000.00
Total 2530 Loan from Owner	**178,368.23**
Total Long-Term Liabilities	**$206,165.23**
Total Liabilities	**$510,140.63**
Equity	
3000 Opening Balance Equity	0.00
3100 Owner's Investment	-1,000.00
3110 Owner's Pay & Personal Expenses	-30,479.03

Ghost Boards LLC

Balance Sheet

As of December 31, 2023

	JAN - DEC 2023
3120 Owner's Draws	
3125 CRL Management, Inc.	-251,645.00
3130 KJ Studios, LLC	-217,380.87
Total 3120 Owner's Draws	**-469,025.87**
3200 Equity Crowdfunding	30,986.90
3500 Retained Earnings	906,600.35
Net Income	-382,076.76
Total Equity	**$55,005.59**
TOTAL LIABILITIES AND EQUITY	**$565,146.22**

Ghost Boards LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-382,076.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-8,812.42
1300 Inventory	20,284.56
1305 Inventory - Transit	0.00
1310 Capitalized Freight In	0.00
1350 Prepaid Expenses	15,883.21
1410 Accrued Revenue	-5,494.47
1600 Accumulated Depreciation	28,092.20
2000 Accounts Payable (A/P)	10,130.96
2100 Chase Credit Card	42,724.30
2101 Chase Credit Card:R. Warner 2246	25,718.31
2102 Chase Credit Card:C. Halsey 2261	-13,964.74
2103 Chase Credit Card:B. Johnson 0875	-35,548.56
2115 Zions Credit Card (7189)	41,779.46
2200 Accrued Payroll	116,085.13
2250 Loan Payable	0.00
2270 E.Warner Loan	31,693.26
2280 Goldsmith Loan	44,681.48
2300 Shopify Capital Loan	-43,728.55
2330 PayPal Loan	-71,153.80
2350 Shopify Gift Card Liability	-318.81
2360 Sales Tax Liability	-2,030.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**196,021.37**
Net cash provided by operating activities	**$ -186,055.39**
FINANCING ACTIVITIES	
2510 Equipment Lease Payable	-18,538.00
2531 Loan from Owner:CRL Management, Inc.	166,368.23
2532 Loan from Owner:KJ Studios, LLC	12,000.00
3125 Owner's Draws:CRL Management, Inc.	-21,000.00
3130 Owner's Draws:KJ Studios, LLC	-18,000.00
3200 Equity Crowdfunding	30,986.90
Net cash provided by financing activities	**$151,817.13**
NET CASH INCREASE FOR PERIOD	**$ -34,238.26**
Cash at beginning of period	76,513.69
CASH AT END OF PERIOD	**$42,275.43**

FOR TAX YEAR 2023

GHOST BOARDS LLC

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300

Draper, UT 84020

(801)891-5713

	Acknowledgement and General Information for Entities That File Returns Electronically	**2023**

Name(s) as shown on return	Tax ID Number
Ghost Boards LLC	**-***2604

Entity address

844 S 800 W

Pleasant Grove, UT 84062

Thank you for participating in IRS e-file.

1. [X] 2023 __1120S__ income tax return for __Federal__ was filed electronically.
The electronic filing services were provided by __Prodigy Accounting LLC__ .

2. [X] __1120S__ income tax return was accepted on __02-17-2024__ using a Personal Identification Number (PIN) as an electronic signature. The entity entered a PIN or authorized the Electronic Return Originator (ERO) to enter or generate a PIN signature.
The submission ID assigned to this return is __8759372024048hrgtwpx__ .

PLEASE DO NOT SEND A PAPER COPY OF ENTITY'S RETURN TO THE IRS. IF YOU DO, IT WILL DELAY THE PROCESSING OF THE RETURN.

EF_ACK.LD

Form **1120-S**	**U.S. Income Tax Return for an S Corporation**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation. Go to *www.irs.gov/Form1120S* for instructions and the latest information.	**2023**

For calendar year 2023 or tax year beginning _____ , 2023, ending _____ , 20 __

A S election effective date		Name	**D** Employer identification number
01-01-2021	TYPE OR PRINT	**Ghost Boards LLC**	**85-2122604**
B Business activity code number (see instructions)		Number, street, and room or suite no. If a P.O. box, see instructions.	**E** Date incorporated
		844 S 800 W STE 209	**01-01-2021**
541990		City or town, state or province, country, and ZIP or foreign postal code	**F** Total assets (see instructions)
C Check if Sch. M-3 attached ☐		**Pleasant Grove** UT 84062	$

G Is the corporation electing to be an S corporation beginning with this tax year? See instructions. ☐ Yes ☒ No

H Check if: **(1)** ☒ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination

I Enter the number of shareholders who were shareholders during any part of the tax year 2

J Check if corporation: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include only trade or business income and expenses on lines 1a through 22. See the instructions for more information.

Income	**1a** Gross receipts or sales	696,750 **b** Less Returns and allowances	**c** Balance **1c** 696,750
	2 Cost of goods sold (attach Form 1125-A)		**2** 321,994
	3 Gross profit. Subtract line 2 from line 1c		**3** 374,756
	4 Net gain (loss) from Form 4797, line 17 (attach Form 4797)		**4**
	5 Other income (loss) (see instructions - attach statement)		**5**
	6 Total income (loss). Add lines 3 through 5		**6** 374,756

Deductions (see instructions for limitations)	**7** Compensation of officers (see instructions - attach Form 1125-E)		**7**
	8 Salaries and wages (less employment credits)		**8** 162,162
	9 Repairs and maintenance		**9**
	10 Bad debts		**10**
	11 Rents		**11** 189,456
	12 Taxes and licenses . . . . **Wks Tax/Lic** . .		**12** 42,954
	13 Interest (see instructions)		**13** 17,430
	14 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . . .		**14** 33,533
	15 Depletion (Do not deduct oil and gas depletion.)		**15**
	16 Advertising		**16** 84,467
	17 Pension, profit-sharing, etc., plans		**17**
	18 Employee benefit programs		**18**
	19 Energy efficient commercial buildings deduction (attach Form 7205)		**19**
	20 Other deductions (attach statement) . . . . **Statement #2** .		**20** 215,078
	21 Total deductions. Add lines 7 through 20		**21** 745,080
	22 Ordinary business income (loss). Subtract line 21 from line 6		**22** (370,324)

Tax and Payments	**23a** Excess net passive income or LIFO recapture tax (see instructions)	**23a**	
	b Tax from Schedule D (Form 1120-S)	**23b**	
	c Add lines 23a and 23b (see instructions for additional taxes)		**23c**
	24a Current year's estimated tax payments and preceding year's overpayment credited to the current year	**24a**	
	b Tax deposited with Form 7004	**24b**	
	c Credit for federal tax paid on fuels (attach Form 4136)	**24c**	
	d Elective payment election amount from Form 3800	**24d**	
	z Add lines 24a through 24d		**24z**
	25 Estimated tax penalty (see instructions). Check if Form 2220 is attached . . . . ☐		**25**
	26 Amount owed. If line 24z is smaller than the total of lines 23c and 25, enter amount owed . . .		**26**
	27 Overpayment. If line 24z is larger than the total of lines 23c and 25, enter amount overpaid . . .		**27**
	28 Enter amount from line 27: Credited to 2024 estimated tax _____ Refunded .		**28**

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.	May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☒ No
	Russell D Warner Signature of officer _____ Date	**President** Title

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Mary Liz Grow		**02-17-2024**		**P03107175**
	Firm's name **Prodigy Accounting LLC**			Firm's EIN	**86-3985580**
	Firm's address **1111 E Draper Parkway Suite 300**			Phone no.	
	Draper UT 84020				**(801) 891-5713**

For Paperwork Reduction Act Notice, see separate instructions. Form **1120-S** (2023)

Schedule B	**Other Information** (see instructions)					Yes	No

1 Check accounting method: **a** [x] Cash **b** [ ] Accrual

         c [ ] Other (specify) _____

2 See the instructions and enter the:

    a Business activity   **Sales**   **b** Product or service   **Sales**

3 At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a

    nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation . . . .

4 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any

    foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v)

    below . . . .   **X**

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if applicable) a Qualified Subchapter S Subsidiary Election Was Made

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or

    capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a

    trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below . . . .   **X**

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

5 a At the end of the tax year, did the corporation have any outstanding shares of restricted stock? . . . .

    If "Yes," complete lines (i) and (ii) below.

    (i)   Total shares of restricted stock . . . . _____

    (ii) Total shares of non-restricted stock . . . . _____

  b At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments? . . . .

    If "Yes," complete lines (i) and (ii) below.

    (i)   Total shares of stock outstanding at the end of the tax year . . . . _____

    (ii) Total shares of stock outstanding if all instruments were executed . . . _____

6 Has this corporation filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide

    information on any reportable transaction? . . . .

7 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . [ ]

    If checked, the corporation may have to file Form 8281, Information Return for Publicly Offered Original Issue Discount

    Instruments.

8 If the corporation (a) was a C corporation before it elected to be an S corporation or the corporation acquired an asset with a

    basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation, and

    (b) has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in

    gain reduced by net recognized built-in gain from prior years. See instructions . . . . $ _____

9 Did the corporation have an election under section 163(j) for any real property trade or business or any farming business

    in effect during the tax year? See instructions . . . .

10 Does the corporation satisfy one or more of the following? See instructions . . . .

a The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.

b The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years

    preceding the current tax year are more than $29 million and the corporation has business interest expense.

c The corporation is a tax shelter and the corporation has business interest expense.

    If "Yes," complete and attach Form 8990, Limitation on Business Interest Expense Under Section 163(j).

11 Does the corporation satisfy both of the following conditions? . . . .   **X**

a The corporation's total receipts (see instructions) for the tax year were less than $250,000.

b The corporation's total assets at the end of the tax year were less than $250,000.

    If "Yes," the corporation is not required to complete Schedules L and M-1.

EEA   Form 1120-S (2023)

Schedule B	Other Information (see instructions) (continued)		Yes	No
12	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?			
	If "Yes," enter the amount of principal reduction . . . . $ _____			
13	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions			
14 a	Did the corporation make any payments in 2023 that would require it to file Form(s) 1099?			
b	If "Yes," did or will the corporation file required Form(s) 1099?			
15	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?			X
	If "Yes," enter the amount from Form 8996, line 15 . . . . $ _____			
16	At any time during the tax year, did the corporation: (a) receive (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		☐	☐

Schedule K		Shareholders' Pro Rata Share Items		Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 22)	1	(370,324)
	2	Net rental real estate income (loss) (attach Form 8825)	2	
	3a	Other gross rental income (loss)	3a	
	b	Expenses from other rental activities (attach statement)	3b	
	c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4	Interest income	4	
	5	Dividends: a Ordinary dividends	5a	
		b Qualified dividends	5b	
	6	Royalties	6	
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120-S))	7	
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120-S))	8a	
	b	Collectibles (28%) gain (loss)	8b	
	c	Unrecaptured section 1250 gain (attach statement)	8c	
	9	Net section 1231 gain (loss) (attach Form 4797)	9	
	10	Other income (loss) (see instructions) . . . . Type:	10	
Deductions	11	Section 179 deduction (attach Form 4562)	11	
	12a	Charitable contributions	12a	
	b	Investment interest expense	12b	
	c	Section 59(e)(2) expenditures . . . . Type: _____	12c	
	d	Other deductions (see instructions) . . . . Type: _____	12d	
Credits	13a	Low-income housing credit (section 42(j)(5))	13a	
	b	Low-income housing credit (other)	13b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	13c	
	d	Other rental real estate credits (see instructions) . . Type: _____	13d	
	e	Other rental credits (see instructions) . . . . Type: _____	13e	
	f	Biofuel producer credit (attach Form 6478)	13f	
	g	Other credits (see instructions) . . . . Type: _____	13g	
International		**Qualified for exception to filing Schedule K-2**		
	14	Attach Schedule K-2 (Form 1120-S), Shareholders' Pro Rata Share Items - International, and check this box to indicate you are reporting items of international tax relevance . . . . ☐		
Alternative Minimum Tax (AMT) Items	15a	Post-1986 depreciation adjustment	15a	
	b	Adjusted gain or loss	15b	
	c	Depletion (other than oil and gas)	15c	
	d	Oil, gas, and geothermal properties - gross income	15d	
	e	Oil, gas, and geothermal properties - deductions	15e	
	f	Other AMT items (attach statement)	15f	
Items Affecting Shareholder Basis	16a	Tax-exempt interest income	16a	
	b	Other tax-exempt income	16b	
	c	Nondeductible expenses	16c	
	d	Distributions (attach statement if required) (see instructions)	16d	
	e	Repayment of loans from shareholders	16e	
	f	Foreign taxes paid or accrued	16f	

EEA   Form 1120-S (2023)

Schedule K Shareholders' Pro Rata Share Items *(continued)*

				Total amount
Other Information	17a	Investment income	17a	
	b	Investment expenses	17b	
	c	Dividend distributions paid from accumulated earnings and profits	17c	
	d	Other items and amounts (attach statement) Statement #18		
Recon-ciliation	18	Income (loss) reconciliation. Combine the total amounts on lines 1 through 10. From the result, subtract the sum of the amounts on lines 11 through 12d and 16f	18	(370,324)

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets	194,571		194,571	
b	Less accumulated depreciation	(72,919)	121,652	(106,452)	88,119
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets		121,652		88,119
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock				
23	Additional paid-in capital				
24	Retained earnings		121,652		88,119
25	Adjustments to shareholders' equity (attach statement)				
26	Less cost of treasury stock		( )		( )
27	Total liabilities and shareholders' equity		121,652		88,119

EEA Form 1120-S (2023)

Schedule M-1	Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	(370,324)	5	Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize):		a	Tax-exempt interest $ _____	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12, and 16f (itemize):		6	Deductions included on Schedule K, lines 1 through 12, and 16f, not charged against book income this year (itemize):	
a	Depreciation $ _____		a	Depreciation $ _____	
b	Travel and entertainment $ _____				
			7	Add lines 5 and 6	
4	Add lines 1 through 3	(370,324)	8	Income (loss) (Schedule K, line 18). Subtract line 7 from line 4	(370,324)

Schedule M-2	Analysis of Accumulated Adjustments Account, Shareholders' Undistributed Taxable Income Previously Taxed, Accumulated Earnings and Profits, and Other Adjustments Account (see instructions)

		(a) Accumulated adjustments account	(b) Shareholders' undistributed taxable income previously taxed	(c) Accumulated earnings and profits	(d) Other adjustments account
1	Balance at beginning of tax year	63,590			
2	Ordinary income from page 1, line 22				
3	Other additions				
4	Loss from page 1, line 22	(370,324)			
5	Other reductions	( )			( )
6	Combine lines 1 through 5	(306,734)			
7	Distributions				
8	Balance at end of tax year. Subtract line 7 from line 6	(306,734)			

EEA   Form 1120-S (2023)

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.

▶ Go to *www.irs.gov/Form1125A* for the latest information.

OMB No. 1545-0123

Name	Employer identification number
Ghost Boards LLC	85-2122604

1	Inventory at beginning of year	1	
2	Purchases	2	321,994
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	321,994
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	321,994

9a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation.) ▶

b Check if there was a writedown of subnormal goods ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | 9d |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

Scanned with CamScanner

671121

Schedule K-1
(Form 1120-S)

2023

Department of the Treasury
Internal Revenue Service

For calendar year 2023, or tax year

beginning _____ 2023 _____ ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

See separate Instructions.

Part I Information About the Corporation

A Corporation's employer identification number
85-2122604

B Corporation's name, address, city, state, and ZIP code
Ghost Boards LLC

844 S 800 W
STE 209
Pleasant Grove   UT   84062

C IRS Center where corporation filed return
Ogden

D Corporation's total number of shares
Beginning of tax year 1,000
End of tax year 1,000

Part II Information About the Shareholder

E Shareholder's identifying number
528-21-6453

F Shareholder's name, address, city, state, and ZIP code
Russell D Warner

4240 Mesquite Way
Pleasant Grove   UT   84062

G Current year allocation percentage . . . . . . 75.00000 %

H Shareholder's number of shares
Beginning of tax year 750
End of tax year 750

I Loans from shareholder
Beginning of tax year . . . . $ _____
End of tax year . . . . $ _____

For IRS Use Only

Part III Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) (277,743)	**13**	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	**14**	Schedule K-3 is attached if checked . . . . ☐
6	Royalties	**15**	Alternative minimum tax (AMT) items
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)	**16**	Items affecting shareholder basis
10	Other income (loss)		
		17	Other information
		AC	522,563
11	Section 179 deduction		
12	Other deductions		
		V*	STMT
18	More than one activity for at-risk purposes*		
19	More than one activity for passive activity purposes*		

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see the Instructions for Form 1120-S.   www.irs.gov/Form1120S   Schedule K-1 (Form 1120-S) 2023
EEA

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

(This page is e-filed with the return. Include it if paper-filing.)

2023

Name(s) as shown on return
Ghost Boards LLC
Tax ID Number
85-2122604

Name(s) as shown on K1
Russell D Warner
Tax ID Number
528-21-6453

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)	(277,743)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	121,622					
Unadjusted Basis Immediately After Acquisition	141,493					
Section 199A (REIT) Dividends						

K1_QBIS-.LD

Schedule K-1 Supplemental Information	2023
Shareholder's name	Shareholder's ID Number
Russell D Warner	528-21-6453
Name of S Corporation	S Corporation's EIN
Ghost Boards LLC	85-2122604

Schedule K-3 Notification

The corporation has met the following criteria for tax year 2023, presently exempting it from filing Schedule K-3 (Form 1120-S), Shareholder's Share of Income, Deductions, Credits, etc. - International:

      Criteria 1 - Corporation had no or limited foreign activity

      Criteria 2 - Each of the shareholders was a U.S. citizen, resident alien, or certain domestic trust

With respect to the corporation meeting criteria 1 and 2, shareholders are hereby notified they will not be receiving a Schedule K-3 from the corporation unless the shareholder specifically requests the schedule.

A request for a Schedule K-3 is time sensitive and should be made as soon as possible.

K3EX STM LD

671121

[x] Final K-1 [ ] Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1120-S) 2023

Department of the Treasury
Internal Revenue Service

For calendar year 2023, or tax year

beginning 2023 ending

Shareholder's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I Information About the Corporation

A Corporation's employer identification number
85-2122604

B Corporation's name, address, city, state, and ZIP code
Ghost Boards LLC

844 S 800 W
STE 209
Pleasant Grove UT 84062

C IRS Center where corporation filed return
Ogden

D Corporation's total number of shares
Beginning of tax year 1,000
End of tax year 1,000

Part II Information About the Shareholder

E Shareholder's identifying number
851-42-1555

F Shareholder's name, address, city, state, and ZIP code
KJ Studios

4163 W Sandlewood Dr
Pleasant Grove UT 84062

G Current year allocation percentage . . . . . . 25.00000 %

H Shareholder's number of shares
Beginning of tax year 250
End of tax year 250

I Loans from shareholder
Beginning of tax year . . . . $
End of tax year . . . . $

For IRS Use Only

Part III Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) (92,581)	13	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Schedule K-3 is attached if checked . . . . [ ]
6	Royalties	15	Alternative minimum tax (AMT) items
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)	16	Items affecting shareholder basis
10	Other income (loss)		
		17	Other information
		AC	174,187
11	Section 179 deduction		
12	Other deductions		
		V*	STMT

18 [ ] More than one activity for at-risk purposes*
19 [ ] More than one activity for passive activity purposes*

* See attached statement for additional information.

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

(This page is e-filed with the return. Include it if paper-filing.)

2023

Name(s) as shown on return Ghost Boards LLC	Tax ID Number 85-2122604
Name(s) as shown on K1 KJ Studios	Tax ID Number 851-42-1555

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)	(92,581)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	40,540					
Unadjusted Basis Immediately After Acquisition	47,164					
Section 199A (REIT) Dividends						

Schedule K-1 Supplemental Information	2023

Shareholder's name

KJ Studios

Name of S Corporation

Ghost Boards LLC

Shareholder's ID Number

851-42-1555

S Corporation's EIN

85-2122604

Schedule K-3 Notification

The corporation has met the following criteria for tax year 2023, presently exempting it from filing Schedule K-3 (Form 1120-S), Shareholder's Share of Income, Deductions, Credits, etc. - International:

    Criteria 1 - Corporation had no or limited foreign activity
    Criteria 2 - Each of the shareholders was a U.S. citizen, resident alien, or certain domestic trust

With respect to the corporation meeting criteria 1 and 2, shareholders are hereby notified they will not be receiving a Schedule K-3 from the corporation unless the shareholder specifically requests the schedule.

A request for a Schedule K-3 is time sensitive and should be made as soon as possible.

K3EX STM.LD

Form **4562**	**Depreciation and Amortization**	OMB No. 1545-0172
Department of the Treasury Internal Revenue Service	**(Including Information on Listed Property)** Attach to your tax return. Go to *www.irs.gov/Form4562* for instructions and the latest information.	**2023** Attachment Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
Ghost Boards LLC	FORM 1120S	85-2122604

Part I Election To Expense Certain Property Under Section 179

Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	
2	Total cost of section 179 property placed in service (see instructions)	**2**	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	**3**	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29	**7**	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2022 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13	Carryover of disallowed deduction to 2024. Add lines 9 and 10, less line 12 . . .	**13**	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	**14**	
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	

Part III MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2023	**17**	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . □		

Section B - Assets Placed in Service During 2023 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only-see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C - Assets Placed in Service During 2023 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	33,533
22	Total. Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions . .	**22**	33,533
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	**23**	

For Paperwork Reduction Act Notice, see separate Instructions. Form **4562** (2023)

EEA

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No   24b If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions					**25**			
26 Property used more than 50% in a qualified business use:								
2022 Hyundai K	11-01-2021	80.0%	29,571	9,097	3	200 DB-MQ	1,853	
Equipment	01-01-2021	100.0%	120,000	120,000	5	200 DB-HY	23,040	
Forklift	01-01-2021	100.0%	45,000	45,000	5	200 DB-HY	8,640	
27 Property used 50% or less in a qualified business use:								
		%				S/L-		
		%				S/L-		
		%				S/L-		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1					**28**		33,533	
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							**29**	

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

		(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30	Total business/investment miles driven during the year (don't include commuting miles) · · ·												
31	Total commuting miles driven during the year ·												
32	Total other personal (noncommuting) miles driven												
33	Total miles driven during the year. Add lines 30 through 32												
34	Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35	Was the vehicle used primarily by a more than 5% owner or related person?												
36	Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

		Yes	No
37	Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38	Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners . . .		
39	Do you treat all use of vehicles by employees as personal use?		
40	Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41	Do you meet the requirements concerning qualified automobile demonstration use? See instructions		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2023 tax year (see instructions):					
43 Amortization of costs that began before your 2023 tax year				**43**	
44 **Total.** Add amounts in column (f). See the instructions for where to report				**44**	

EEA

Form **4562** (2023)

Form **8879-CORP**
(December 2022)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 2023, or tax year beginning _____, 2023, ending _____, 20 _____

Use for efile authorizations for Form 1120, 1120-F or 1120S.

Do not send to the IRS. Keep for your records.

Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation	Employer identification number
Ghost Boards LLC	85-2122604

Part I   Information (Whole dollars only)

1 Total income (Form 1120, line 11)	**1**	
2 Total income (Form 1120-F, Section II, line 11)	**2**	
3 Total income (loss) (Form 1120-S, line 6)	**3**	374,756

Part II   Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS (a) an acknowledgement of receipt or reason for rejection of the transmission, (b) the reason for any delay in processing the return or refund, and (c) the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize **Prodigy Accounting LLC** _____ to enter my PIN **77327** _____ as my signature
                                    ERO firm name   do not enter all zeros

on the corporation's electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature _____   Date **02-17-2024**   Title **President** _____

Part III   Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.   **875937   77327** _____
                                                                                                                        do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature _____   Date **02-17-2024** _____

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.   Form **8879-CORP** (12-2022)

EEA

Elections

(This page is e-filed with the return. Include it if paper-filing.)

2023   PG01

Name(s) as shown on return

Ghost Boards LLC

Tax ID Number

85-2122604

Section 1.263(a)-3(h) Safe Harbor Election for Small Taxpayers

NAME: Ghost Boards LLC
ADDRESS: 844 S 800 W, Pleasant Grove, UT 84062
SSN/EIN: 85-2122604

ELECTION: The amounts paid for repairs, maintenance, improvements and
similar activities performed on the eligible building(s) described below
qualify under the safe harbor provided in Reg. Section 1.263(a)-3(h)(1).

DESCRIPTION: 2022 Hyundai Kona

ELEC.LD

Federal Supporting Statements	2023 PG01
Name(s) as shown on return: Ghost Boards LLC	Tax ID Number: 85-2122604

Form 1120S - Line 20 - Other Deductions

Statement #2

Description	Amount
Automobile and Truck Expense	1,982
Bank Charges	7,735
Commissions	2,416
Insurance	43,112
Legal and Professional	94,444
Office Expense	30,273
Outside Services/Sub Contractors	27,483
Tools	1,222
Travel	5,663
Exchange	748
Total	**215,078**

PAGE 1

Schedule K - Line 17d - Other Items

Statement #18

Description	Amount
Gross receipts for sec. 448(c)	696,750

STATMENT.LD

1120S	Overflow Statement (This page is not filed with the return. It is for your records only.)	2023 Page 1
Name(s) as shown on return Ghost Boards LLC		FEIN 85-2122604

Form 1120S, Page 1, Line 16 - Advertising

Description		Amount
Advertising	$	76,415
Trade Show		8,052
Total:	**$**	**84,467**

Other Deductions - Office Expense

Description		Amount
Payroll Fees	$	1,579
Office		28,694
Total:	**$**	**30,273**

Form 1120S, Page 1, Line 1a - Gross Receipts or Sales

Description		Amount
	$	589,405
		107,345
Total:	**$**	**696,750**

Taxes and Licenses Attachment

(This page is not filed with the return. It is for your records only.)

2023

S CORPORATION NAME: Ghost Boards LLC

EIN: 85-2122604

Taxes and Licenses | **Form 1120S** | **Page 1, Line 12**

1	State income taxes	1	
2	State franchise taxes	2	
3	PTE taxes	3	
4	City income taxes	4	
5	City franchise taxes	5	
6	Local property taxes	6	
7	Intangible property taxes	7	
8	Payroll taxes	8	4,812
9	Less: credit from Form 8846	9	
10	Foreign taxes paid	10	
11	Occupancy taxes	11	
12	Other miscellaneous taxes	12	38,142
13	Built in gains tax allocated to ordinary income	13	
14	Licenses	14	
15	Total to Form 1120S, Page 1, Line 12	15	42,954

ATT_STL.LD

Summary of Stock Ownership

(This page is not filed with the return. It is for your records only.)

2023

CORPORATION NAME
Ghost Boards LLC

EIN
85-2122604

Shareholder Information			Shares		% Ownership	
Name	EIN/SSN	Type	Beginning	Ending	Beginning	Ending
Russell D Warner	528-21-6453		750	750	75.00000	75.00000
KJ Studios	851-42-1555		250	250	25.00000	25.00000
Total			1,000	1,000		

WK_SOWN.LD

Qualified Business Income Information

Summary of Statement A - QBI PTE Reporting

(Keep for your records)

2023

Name(s) as shown on return: Ghost Boards LLC

Tax ID Number: 85-2122604

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Ghost Boards LLC	85-2122604			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)	(370,324)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	162,162					
Unadjusted Basis Immediately After Acquisition	188,657					
Section 199A Dividends						

WK_QBI-LD

Form 1120S   **K-K1 Comparison Worksheet**   **2023**

(This page is not filed with the return. It is for your records only.)

S CORPORATION NAME

Ghost Boards LLC

EIN

85-2122604

Description	Schedule K	K-1 Totals	Difference
1 Ordinary business income (loss)	(370,324)	(370,324)	
17 AC Gross receipts for sec. 448(c)	696,750	696,750	

Depreciation Detail Listing

FORM 1120S

(This page is not filed with the return. It is for your records only.)

*Item is included in UBIA
for Section 199A calculations.

See "UBIA" in lower right corner.

Name(s) as shown on return

Ghost Boards LLC

2023

PAGE 1

Social security number/EIN

85-2122604

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	2022 Hyundai Kona	11012021	29,571▶		80.00		PY 14,560	9,097	3	200 DB MQ	20.37	20,119	1,853	21,972	1,853
2	Equipment	01012021	120,000▶		100.00			120,000	5	200 DB HY	19.2	38,400	23,040	61,440	23,040
3	Forklift	01012021	45,000▶		100.00			45,000	5	200 DB HY	19.2	14,400	8,640	23,040	8,640
	Totals		194,571				PY 14,560	174,097				72,919	33,533	106,452	33,533

Land Amount
Net Depreciable Cost   194,571

CY 179 and CY Bonus
TOTAL CY Depr including 179/bonus   33,533

ST ADJ:
UBIA: 188,657

Next Year's Depreciation Worksheet

(This page is not filed with the return. It is for your records only.)

2023

Name(s) as shown on return

Ghost Boards LLC

Tax ID Number

85-2122604

Form	Multi-Form	Description	Date	Basis	Method	Life	Deduction
1120	1	2022 Hyundai Kona	11-01-2021	9,097	M	3	927
1120	1	Equipment	01-01-2021	120,000	M	5	13,824
1120	1	Forklift	01-01-2021	45,000	M	5	5,184
		TOTAL					19,935

2023 Filing Instructions
Ghost Boards LLC
Tax year ending 12-31-2023

Form filed:

    Form 1120S and supplemental forms and schedules

Filing method:

    The return has been e-filed, do not mail.

Due date:

    03-15-2024

The return reflects neither a refund nor a balance due.

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Subject: Preparation of 2023 Tax Returns

Ghost Boards LLC:

Thank you for choosing Prodigy Accounting LLC to assist with the 2023 taxes for Ghost Boards LLC. This letter confirms the terms of the engagement and outlines the nature and extent of the services we will provide.

We will prepare the 2023 federal and state income tax returns for Ghost Boards LLC. We will depend on management to provide the information we need to prepare complete and accurate returns. We may ask management to clarify some items but will not audit or otherwise verify the data submitted.

We will perform accounting services only as needed to prepare the tax returns. Our work will not include procedures to find defalcations or other irregularities. Accordingly, our engagement should not be relied upon to disclose errors, fraud, or other illegal acts, though it may be necessary for management to clarify some of the information submitted. We will inform management of any material errors, fraud, or other illegal acts we discover.

The law imposes penalties when taxpayers underestimate their tax liability. Call us if there are any concerns about such penalties.

Should we encounter instances of unclear tax law, or of potential conflicts in the interpretation of the law, we will outline the reasonable courses of action and the risks and consequences of each. We will ultimately adopt, on the behalf of Ghost Boards LLC, the alternative selected by management.

Our fee will be based on the time required at standard billing rates plus out-of-pocket expenses. Invoices are due and payable upon presentation. To the extent permitted by state law, an interest charge may be added to all accounts not paid within thirty (30) days.

We will return the original records to management at the end of this engagement. Store these records, along with all supporting documents, in a secure location. We retain copies of the records and our work papers from the engagement for up to seven years, after which these documents will be destroyed.

If management has not selected to e-file the returns with our office, management will be solely responsible to file the returns with the appropriate taxing authorities. The officer should review all tax-return documents carefully before signing them. Our engagement to prepare the 2023 tax returns will conclude with the delivery of the completed returns to management, or with e-filed returns, with the tax matters representative's signature and our subsequent submittal of the tax return.

To affirm that this letter correctly summarizes the arrangements for this work, sign the enclosed copy of this letter in the space indicated and return it to us in the envelope provided.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (801)891-5713.

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Ghost Boards LLC:

Enclosed is the 2023 Form 1120-S, U.S. Income Tax Return for an S Corporation, prepared for Ghost Boards LLC from the information provided. This return was e-filed with the IRS and was accepted on February 17, 2024.

The corporation's federal return reflects neither a refund nor a balance due.

Enclosed is the corporation's 2023 Utah Income Tax return, prepared for Ghost Boards LLC from the information provided. This return will be e-filed with the Utah taxing authority.

The corporation's Utah Income Tax return reflects neither a refund nor a balance due.

Enclosed are letters, copies of Schedule K-1, and any supplemental information, to be distributed to the shareholders.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (801)891-5713.

Sincerely,

Mary Liz Grow
Prodigy Accounting LLC

Prodigy Accounting LLC

1111 E Draper Parkway Suite 300
Draper, UT 84020
prodigyut7@gmail.com
Phone: (801)891-5713 | Fax: (000)000-0000

February 17, 2024

Ghost Boards LLC
844 S 800 W STE 209
Pleasant Grove, UT 84062

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (801)891-5713.

Sincerely,

Mary Liz Grow
Prodigy Accounting LLC

1120S	Sub S Corporation Diagnostic Summary	2023

Name

Ghost Boards LLC

Employer Identification #

85-2122604

Demographics

Mailing Address: 844 S 800 W
Pleasant Grove, UT 84062

Phone: (801) 599-7447
Email:

Resident State: UT

Signor of Return

Officer: Russell D Warner

Title: President

Diagnostics

Preparer: Mary Liz Grow

Invoice:

Date: 02-17-2024

Return Information

Item on Return	2023 Federal	2022 Federal (If available)
Total Assets	88,119	121,652
Number of Shareholders	2	2
Gross Receipts/Sales	696,750	1,227,095
Total Income	374,756	843,197
Total Deductions	745,080	841,345
Ordinary Income	(370,324)	1,852
Tax		
Overpayment		
Refund		
Refund Applied to ES		
Balance Due		
2220 Penalty		
Total Equity	88,119	121,652

State/City Information

State/City	Gross Income	Taxable Income	Composite Tax	Other Tax	Refund/ (Balance Due)
UT20S		(370,324)			

1120S TAX RETURN COMPARISON
2021 / 2022 / 2023
(This page is not filed with the return. It is for your records only.)

2023

Name(s) as shown on return	Identifying number
Ghost Boards LLC	85-2122604

Income	2021 FEDERAL	2022 FEDERAL	2023 FEDERAL	DIFFERENCE BETWEEN 2022 & 2023
Net receipts	2,580,608	1,227,095	696,750	(530,345)
Cost of goods sold	1,454,920	383,898	321,994	(61,904)
Gross profit	1,125,688	843,197	374,756	(468,441)
Net gain/loss from 4797				
Other income				
Total Income	1,125,688	843,197	374,756	(468,441)
Deductions				
Compensation of officers				
Salaries and wages	157,449	36,908	162,162	125,254
Repairs and maintenance	6,293	2,604		(2,604)
Bad debts				
Rents	132,337	171,943	189,456	17,513
Taxes and licenses	13,431	3,382	42,954	39,572
Interest	26,000	14,419	17,430	3,011
Net depreciation	14,560	58,359	33,533	(24,826)
Depletion				
Advertising	186,298	160,987	84,467	(76,520)
Pension, profit-sharing				
Employee benefits				
Other deductions	333,721	392,743	215,078	(177,665)
Total deductions	870,089	841,345	745,080	(96,265)
Ordinary business income(loss)	255,599	1,852	(370,324)	(372,176)
Tax				
Total tax				
Payments				
Estimated taxes paid				
Total payments line 23e				
Results				
Amount owed				
Overpayment				
Applied to estimate				
Refund				

SCHEDULE K - Shareholder's Share Items

Income	2021	2022	2023	DIFFERENCE
Ordinary business income (loss)	255,599	1,852	(370,324)	(372,176)
Net rental real estate income (loss)				
Other net rental income (loss)				
Interest income				
Ordinary dividends				
Qualified dividends				
Royalties				
Net short-term capital gain (loss)				
Net long-term capital gain (loss)				
Collectibles (28%) gain (loss)				
Unrecaptured section 1250 gain				
Net section 1231 gain (loss)				
Other income (loss)				

COMPARES.LD

1120S TAX RETURN COMPARISON
2021 / 2022 / 2023
(This page is not filed with the return. It is for your records only.)

2023

Page 2

Name(s) as shown on return	Identifying number
Ghost Boards LLC	85-2122604

	2021 FEDERAL	2022 FEDERAL	2023 FEDERAL	DIFFERENCE BETWEEN 2022 & 2023
Deductions				
Section 179 deduction				
Contributions				
Investment interest expense				
Section 59(e)(2) expenditures				
Other deductions				
Credits				
Low-income housing credit (section 42(j)(5))				
Low-income housing credit (other)				
Qualified rehabilitation expenditures (rental real estate)				
Other rental real estate credits				
Other rental credits				
Credit for alcohol used as fuel				
Other credits				
Alternative Minimum Tax (AMT) items				
Post-1986 depreciation adjustment				
Adjusted gain or loss				
Depletion				
Oil, gas, and geothermal properties - gross income				
Oil, gas, and geothermal properties - deductions				
Other AMT items				
Items Affecting Shareholder Basis				
Tax-exempt interest income				
Other tax-exempt income				
Nondeductible expenses				
Property distributions	193,861			
Repayment of loans from shareholders				
Total foreign taxes paid or accrued				
Other Information				
Investment income				
Investment expenses				
Dividend distributions paid from accum earnings and profits				

RESIDENT STATE	UT	UT	UT	
Taxable income	255,599	1,852	(370,324)	(372,176)
Total tax				
Overpayment				
Balance due				

2021	2022	2023	DIFFERENCE

COMPARES.LD2

20321

1024

Utah S Corporation Return

2023
TC-20S

For calendar year 2023 or fiscal year (mm/dd/yyyy):
beginning -   and ending -

• Amended Return (code 1-4)   • Mark "X" if you filed federal form 8886

Corporation name
Ghost Boards LLC
Address
844 S 800 W STE 209
City
Pleasant Grove
Foreign country (if not U.S.)

State   ZIP + 4
UT   84062
Telephone number
8015997447

Employer Identification Number
852122604
UT Incorporation/Qualification No.

Attach a copy of your federal 1120S, pages 1 through 5 (and Schedules M-3 and/or form 1125-A, if applicable). Utah TC-20S Schedules A, H, J and N
are not required if all shareholders are Utah resident individuals.

1 If this is the first S corporation return, enter the effective date (mm/dd/yyyy) on the IRS approval letter   • 1

	Resident Individuals	IRC 501 and Other Exempt	Nonresident Individuals and Other Pass-through Entity Taxpayers		Total
2 a. Number of shares	• 1000	• 0	• 0	2a	1000
b. Percentage of shares	100.0000	0.0000	0.0000	2b	100%

3 If this corporation conducted any Utah business activity during the taxable year, enter "X"   • 3

4 If this corporation elected to treat any subsidiary as a Qualified Subchapter S Subsidiary, enter "X"   • 4
   Enter on Sch. M each Qualified Subchapter S Subsidiary doing business, incorporated or qualified in Utah.

5 Total tax - enter the amount from Schedule A, line 17. If Schedule A is not required, enter zero.   • 5

6 Total payments - enter the amount from Schedule A, line 20. If Schedule A is not required, enter zero.   • 6

7 Tax Due - subtract line 6 from line 5 (not less than zero)   • 7

8 Penalties and interest (see instructions)   8

9 Total Due - Pay this amount - add line 7 and line 8   • 9   0

10 Overpayment - subtract the sum of line 5 and line 8 from line 6 (not less than zero)   10

11 Amount of overpayment on line 10 to be applied to next taxable year   • 11

12 Refund - subtract line 11 from line 10   • 12   0

USTC USE ONLY

Under penalties of perjury, I declare to the best of my knowledge and belief,
this return and accompanying schedules are true, correct and complete.

SIGN HERE	Signature of officer	Date 02/17/2024	Title President	"X" if USTC may discuss this return with preparer below:
Paid Preparer's Section	Preparer's signature Mary Liz Grow	Date 02/17/2024	Preparer's telephone number 801-891-5713	Preparer's PTIN • P03107175
	Firm's name and address **Prodigy Accounting LLC** **1111 E Draper Parkway Suite 300** **Draper UT 84020**			Preparer's EIN • 863985580

Schedule A - Utah Taxable Income for Pass-through Entity Taxpayers

TC-20S, Sch. A
2023

20323   EIN   85-2122604

1	Federal income/loss reconciliation from federal form 1120S, Schedule K, line 18	• 1	−370324
2	Contributions from federal form 1120S, Schedule K, line 12a	• 2	
3	Foreign taxes from federal form 1120S, Schedule K, line 16f	• 3	
4	Recapture of Section 179 deduction from all federal Schedules K-1, box 17, code L	• 4	
5	Payroll Protection Program grant or loan addback (see instructions)	• 5	
6	(Reserved, see instructions)	• 6	
7	Total income/loss - add lines 1 through 6	• 7	−370324
8	Utah net nonbusiness income from TC-20, Schedule H, line 14	• 8	0
9	Non-Utah net nonbusiness income from TC-20, Schedule H, line 28	• 9	0
10	Add lines 8 and 9	10	
11	Apportionable income/loss - subtract line 10 from line 7	• 11	−370324
12	Apportionment fraction - enter 1.000000, or TC-20, Schedule J, line 9 or 10, if applicable	12	1.000000
13	Utah apportioned business income/loss - multiply line 11 by line 12	• 13	−370324
14	Total Utah income/loss allocated to pass-through entity taxpayers - add line 8 and line 13	• 14	−370324

15	Total pass-through withholding tax - enter the total amount from Schedule N, column J Note: This amount must be paid by the due date of the return, without extensions.	• 15	
16	Utah use tax	• 16	
17	Total tax - add line 15 and line 16 Enter here and on TC-20S, line 5	• 17	0

18	Prepayments from Schedule E, line 4 (do not include any pass-through withholding tax - see instructions)	• 18	
19	Amended returns only (see instructions)	• 19	
20	Total payments - add line 18 and line 19 Enter here and on TC-20S, line 6	• 20	0

Schedule K - Shareholders' Pro Rata Share Items

20325 EIN 85-2122604

TC-20S, Sch. K
2023

▶ Number of Schedules K-1 attached to this return • 2

		Federal Amount	Utah Amount
1	Ordinary business income/loss	(370,324)	(370,324)
2	Net rental real estate income/loss		
3	Other net rental income/loss		
4a	U.S. government interest income		
4b	Municipal bond interest income		
4c	Other interest income		
5	Ordinary dividends		
6	Royalties		
7	Net short-term capital gain/loss		
8	Net long-term capital gain/loss		
9	Net Section 1231 gain/loss		
10	Recapture of Section 179 deduction		
11	Other income/loss (describe)		

Income/Loss

12	Section 179 deduction		
13	Contributions		
14	Investment interest expense		
15	Section 59(e)(2) expenditures		
16	Foreign taxes paid or accrued		
17	Other deductions (describe)		

Deductions

		Code	Credit Amount
18	Utah nonrefundable credits - enter the name of the Utah credit		
19	Utah refundable credits - enter the name of the Utah credit		

Utah Credits

20 Total Utah tax withheld on behalf of all shareholders from Schedule N, column J

DRAKE SOFTWARE

TC-20S, Sch. K-1
2023

20326

Schedule K-1 - Shareholder's Share of Utah Income, Deductions and Credits

S Corporation Information

A S-corporation's EIN: 85-2122604

B S-corporation's name, address, city, state, and ZIP code:
Ghost Boards LLC
844 S 800 W

Pleasant Grove, UT 84062

Shareholder Information

C Shareholder's SSN or EIN: 528-21-6453

D Shareholder's name, address, city, state, and ZIP code:
Russell D Warner

4240 Mesquite Way
Pleasant Grove UT 84062

E Percent of ownership: 75.0000

Shareholder's Share of Apportionment Factors

		Utah	Total
F	Property	$ 0	$ 0
G	Payroll	$ 0	$ 0
H	Sales	$ 0	$ 0

Other Information

Note: To complete lines 1 through 17:
- Utah residents, enter the amounts from federal Schedule K-1.
- Utah nonresidents, see instructions to calculate amounts.

All filers complete lines 18 through 20, if applicable.

Shareholder's Share of Utah Income, Deductions and Credits

1	Utah ordinary business income/loss	(277,743)
2	Utah net rental real estate income/loss	
3	Utah other net rental income/loss	
4a	Utah U.S. government interest income	
4b	Utah municipal bond interest income	
4c	Utah other interest income	
5	Utah ordinary dividends	
6	Utah royalties	
7	Utah net short-term capital gain/loss	
8	Utah net long-term capital gain/loss	
9	Utah net Section 1231 gain/loss	
10	Utah recapture of Section 179 deduction	
11	Utah other income/loss (describe)	
12	Utah Section 179 deduction	
13	Utah contributions	
14	Utah investment interest expense	
15	Utah Section 59(e)(2) expenditures	
16	Foreign taxes paid or accrued	
17	Utah other deductions (describe)	

18 Utah nonrefundable credits - enter name | Code | Credit Amount

19 Utah refundable credits - enter name | Code | Credit Amount

20 Utah tax withheld on behalf of shareholder
"X" if withholding waiver applied for

20326

Schedule K-1 - Shareholder's Share of Utah Income, Deductions and Credits

DRAKE SOFTWARE
TC-20S, Sch. K-1
2023

S Corporation Information

A S-corporation's EIN: 85-2122604

B S-corporation's name, address, city, state, and ZIP code:
Ghost Boards LLC
844 S 800 W

Pleasant Grove, UT 84062

Shareholder Information

C Shareholder's SSN or EIN: 851-42-1555

D Shareholder's name, address, city, state, and ZIP code:
KJ Studios

4163 W Sandlewood Dr
Pleasant Grove UT 84062

E Percent of ownership: 25.0000

Shareholder's Share of Apportionment Factors

	Utah	Total
F Property	$ 0	$ 0
G Payroll	$ 0	$ 0
H Sales	$ 0	$ 0

Other Information

Note: To complete lines 1 through 17:
- Utah residents, enter the amounts from federal Schedule K-1.
- Utah nonresidents, see instructions to calculate amounts.

All filers complete lines 18 through 20, if applicable.

Shareholder's Share of Utah Income, Deductions and Credits

1 Utah ordinary business income/loss (92,581)

2 Utah net rental real estate income/loss

3 Utah other net rental income/loss

4a Utah U.S. government interest income
4b Utah municipal bond interest income
4c Utah other interest income

5 Utah ordinary dividends

6 Utah royalties

7 Utah net short-term capital gain/loss

8 Utah net long-term capital gain/loss

9 Utah net Section 1231 gain/loss

10 Utah recapture of Section 179 deduction

11 Utah other income/loss (describe)

12 Utah Section 179 deduction

13 Utah contributions

14 Utah investment interest expense

15 Utah Section 59(e)(2) expenditures

16 Foreign taxes paid or accrued

17 Utah other deductions (describe)

18 Utah nonrefundable credits - enter name Code Credit Amount

19 Utah refundable credits - enter name Code Credit Amount

20 Utah tax withheld on behalf of shareholder
"X" if withholding waiver applied for

I, Russell Warner , the CEO of Ghost Boards, Inc. , hereby certify that the financial statements of Ghost Boards and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $696,750; taxable income of $(370,324) loss..

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2024

_____ (Signature)

CEO (Title)

4/24/24 (Date)

NOTE 1 – NATURE OF OPERATIONS

[Ghost Boards, Inc] was formed on [May 11, 2023] ("Inception") in the State of Delaware.   The financial statements of [Ghost Boards, Inc.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

Ghost Boards, Inc manufactures custom unique longboards. Our boards are made from acrylic / plexiglass, with engraved graphics on top. We make any size, shape, design, and customers have the choice of choosing color of trucks and wheels. Our boards have the option for LED's in the wheel and in the board. We also give choices of resin designs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from 2024 based on diversification with direct to consumer and b2b wholesale operations. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Utah state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
E.Warner : 31,693.26
K. Goldsmith: 44,681.48
Equipment Leas: 27,797.00

CRL Management: 166,368.23
KJ Studios: 12,000.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Wildcat Business Park Lease:

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,977 shares of our common stock with par value of $12.23 per share. As of Dec. 8, 2023 at 12:59 AM MST the company has currently issued 5,909 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

[DESCRIBE ANY RELATED PARTY TRANSACTIONS: I.E. ADVANCES/DEBT FROM FOUNDERS OR OFFICERS, SHARES ISSUED TO RELATED PARTIES FOR SERVICES, ETC…NORMAL OPERATING TRANSACTIONS LIKE SALARIES OR HEALTH BENEFITS DO NOT REQUIRE DISCLOSURE]

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Russell Warner, Principal Executive Officer of Ghost Boards, Inc., hereby certify that the financial statements of Ghost Boards, Inc. included in this Report are true and complete in all material respects.

Russell Warner

CEO